UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1	English translation of the Unaudited Condensed Consolidated Financial Statements as of June 30, 2022

TELECOM ARGENTINA S.A.

TELECOM ARGENTINA S.A.

Unaudited Condensed Consolidated Financial Statements as of June 30, 2022

General Hornos 690

(127) Ciudad Autónoma de Buenos Aires

Argentina

$: Argentine peso

US$: US dollar

$125.23= US$1 as of June 30, 2022

TELECOM ARGENTINA S.A.

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos in current currency - Note 1.d)

		June 30,	December 31,
ASSETS	Note	2022	2021
Current Assets
Cash and cash equivalents	2	21,515	27,025
Investments	2	4,802	14,685
Trade receivables	3	26,788	30,707
Other receivables	4	13,126	12,043
Inventories	5	4,822	4,242
Assets classified as held for sale	27.3	657	-
Total current assets		71,710	88,702
Non-Current Assets
Trade receivables	3	92	99
Other receivables	4	2,110	2,839
Deferred income tax assets	13	1,057	896
Investments	2	4,364	4,392
Goodwill	6	516,657	516,150
Property, plant and equipment	7	576,367	614,282
Intangible assets	8	186,026	196,215
Right of use assets	9	44,208	45,496
Total non-current assets		1,330,881	1,380,369
TOTAL ASSETS		1,402,591	1,469,071
LIABILITIES
Current Liabilities
Trade payables	10	57,435	67,029
Financial debt	11	92,751	88,320
Salaries and social security payables	12	22,821	30,312
Income tax payables	13	23,492	18,962
Other taxes payables	14	5,541	5,395
Dividends payables	2	435	-
Leases liabilities	15	8,043	8,346
Other liabilities	16	3,907	4,160
Provisions	17	2,148	2,922
Total current liabilities		216,573	225,446
Non-Current Liabilities
Trade payables	10	657	1,493
Financial debt	11	245,698	275,097
Salaries and social security payables	12	2,060	2,104
Deferred income tax liabilities	13	163,962	184,121
Other taxes payables	14	21	-
Leases liabilities	15	14,586	17,409
Other liabilities	16	2,146	1,704
Provisions	17	11,591	13,035
Total non-current liabilities		440,721	494,963
TOTAL LIABILITIES		657,294	720,409
EQUITY
Equity attributable to Controlling Company		734,470	736,992
Equity attributable to non-controlling interest		10,827	11,670
TOTAL EQUITY(See Consolidated Statements of Changes in Equity)		745,297	748,662
TOTAL LIABILITIES AND EQUITY		1,402,591	1,469,071

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos in current currency, except per share data in Argentine pesos in current currency - Note 1.d)

		Three-month period ended June 30,		Six-month period ended June 30,
	Note	2022	2021	2022	2021
Revenues	21	126,897	145,009	264,577	295,198
Employee benefit expenses and severance payments	22	(32,111)	(29,834)	(60,519)	(57,727)
Interconnection and transmission costs		(3,910)	(5,088)	(8,118)	(10,898)
Fees for services, maintenance, materials and supplies	22	(16,011)	(16,677)	(30,711)	(33,625)
Taxes and fees with the Regulatory Authority	22	(9,842)	(11,173)	(20,370)	(22,854)
Commissions and advertising		(7,228)	(8,507)	(14,765)	(16,480)
Cost of equipment and handsets	22	(5,405)	(8,003)	(12,456)	(15,121)
Programming and content costs		(7,925)	(9,510)	(16,719)	(20,577)
Bad debt expenses	3	(2,702)	(3,219)	(6,454)	(5,105)
Other operating expenses	22	(8,649)	(7,218)	(13,619)	(12,366)
Depreciation, amortization and impairment of fixed assets	22	(43,124)	(46,884)	(89,381)	(91,747)
Operating (loss) income		(10,010)	(1,104)	(8,535)	8,698
Earnings from associates	2	3	40	144	189
Debt financial results	23	7,977	14,078	24,989	19,916
Other financial results, net	23	4,509	4,088	13,702	10,569
Income before income tax expense		2,479	17,102	30,300	39,372
Income tax	13	1,547	(36,240)	1,579	(42,114)
Net income (loss) for the period		4,026	(19,138)	31,879	(2,742)

Attributable to:
Controlling Company		3,664	(19,192)	31,260	(3,288)
Non-controlling interest		362	54	619	546
		4,026	(19,138)	31,879	(2,742)

Earnings (losses) per share attributable to Controlling Company - Basic and diluted	1.c	1.70	(8.91)	14.51	(1.53)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

See Note 22 for additional information on operating expenses per function.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos in current currency - Note 1.d)

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021

Net income (loss) for the period	4,026	(19,138)	31,879	(2,742)

Other comprehensive income - Will be reclassified subsequently to profit or loss
Currency translation adjustments (no effect on Income Tax)	(802)	(3,725)	(2,791)	(3,683)
DFI effects classified as hedges	9	120	99	233
Income Tax effects on DFI classified as hedges and others	-	(24)	(29)	(80)
Other comprehensive loss, net of tax	(793)	(3,629)	(2,721)	(3,530)

Total comprehensive income (loss) for the period	3,233	(22,767)	29,158	(6,272)

Attributable to:
Controlling Company	3,017	(21,962)	29,112	(6,008)
Non-controlling interest	216	(805)	46	(264)
	3,233	(22,767)	29,158	(6,272)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos in current currency - Note 1.d)

	Owners contribution		Reserves
	Outstanding shares	Inflation adjustment	Contributed Surplus	Legal	Special reserve for IFRS implementation	Facultative (2)	Other comprehensive results	Retained earnings	Equity attributable to controlling company	Equity attributable to non-controlling interest	Total Equity
	Capital nominal value (1)
Balances as of January 1, 2021	2,154	190,841	519,837	10,895	4,199	82,978	(13,076)	(11,843)	785,985	13,151	799,136
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 28, 2021:
- Absorption of negative Retained earnings	-	-	-	-	-	(11,744)	-	11,744	-	-	-
- Reserves reallocation	-	-	(24,082)	-	-	24,082	-	-	-	-	-
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	-	-	-	(1,138)	(1,138)
Irrevocable Call and Put Option on the shares of AVC Continente Audiovisual value adjustment	-	-	-	-	-	-	30	-	30	-	30
Comprehensive income:
Net (loss) income for the period	-	-	-	-	-	-	-	(3,288)	(3,288)	546	(2,742)
Other comprehensive loss	-	-	-	-	-	-	(2,720)	-	(2,720)	(810)	(3,530)
Total Comprehensive Income	-	-	-	-	-	-	(2,720)	(3,288)	(6,008)	(264)	(6,272)

Balances as of June 30, 2021	2,154	190,841	495,755	10,895	4,199	95,316	(15,766)	(3,387)	780,007	11,749	791,756

Balances as of January 1, 2022	2,154	190,841	495,755	10,895	4,199	40,833	(19,387)	11,702	736,992	11,670	748,662
Resolutions of the General Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022:
- Reserves constitution (1)	-	-	-	556	-	11,241	-	(11,797)	-	-	-
- Reserves reallocation (1)	-	-	(20,814)	-	-	20,814	-	-	-	-	-
Dividends (4)	-	-	-	-	-	(31,634)	-	-	(31,634)	-	(31,634)
Dividends to non-controlling shareholders (3)	-	-	-	-	-	-	(95)	95	-	(889)	(889)
Comprehensive income:
Net income for the period	-	-	-	-	-	-	-	31,260	31,260	619	31,879
Other comprehensive loss	-	-	-	-	-	-	(2,148)	-	(2,148)	(573)	(2,721)
Total Comprehensive Income	-	-	-	-	-	-	(2,148)	31,260	29,112	46	29,158

Balances as of June 30, 2022	2,154	190,841	474,941	11,451	4,199	41,254	(21,630)	31,260	734,470	10,827	745,297

(1) See Note 20 to these unaudited consolidated financial statements.

(2) Correspond to the Facultative Reserves to maintain the capital investments level and the current level of solvency.

(3) Correspond to Nucleo’s Shareholders

(4) See Note 2.b).

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos in current currency – Note 1.d)

		Six-month period ended June 30,
	Note	2022	2021
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the period		31,879	(2,742)
Adjustments to reconcile net income to net cash flows provided by operating activities
Allowances deducted from assets		9,442	7,110
Depreciation of property, plant and equipment	7	69,817	73,679
Amortization of intangible assets	8	9,922	10,547
Amortization of rights of use assets	9	7,112	6,679
Earnings from associates	2.a	(144)	(189)
Disposals of fixed assets and consumption of materials		3,008	1,658
Financial results and others		(39,501)	(30,773)
Income tax	13	(1,579)	42,114
Income tax paid (*)		(4,995)	(1,361)
Net increase in assets	2.b	(19,782)	(17,273)
Net increase in liabilities	2.b	10,581	2,939
Total cash flows provided by operating activities		75,760	92,388
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment acquisitions		(42,170)	(50,931)
Intangible asset acquisitions		(1,464)	(1,623)
Payment for acquisition of subsidiary	27.4	(284)	-
Proceeds from dividends	2.b	173	318
Proceeds from the sale of property, plant and equipment and intangible assets		250	46
Investments not considered as cash and cash equivalents		(29,751)	(44,507)
Total cash flows used in investing activities		(73,246)	(96,697)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Proceeds from financial debt	2.b	25,078	54,645
Payment of financial debt	2.b	(12,222)	(36,703)
Payment of interests and related expenses	2.b	(15,832)	(18,349)
Payments of leases liabilities	15	(2,628)	(4,159)
Payments of cash dividends	2.b	(445)	(541)
Total cash flows used in financing activities		(6,049)	(5,107)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(3,535)	(9,416)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		27,025	38,075
NET FOREIGN EXCHANGE DIFFERENCES AND RECPAM ON CASH AND CASH EQUIVALENTS		(1,975)	(1,743)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD		21,515	26,916

(*)	Six-month period ended June
	2022	2021
Corresponding to Controlling Company	(4,697)	(1,159)
Corresponding to subsidiaries	(298)	(202)
	(4,995)	(1,361)

See Note 2.b for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

TELECOM ARGENTINA S.A.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022 AND 2021 (*)

(In millions of Argentine pesos, except as otherwise indicated)

(*) By convention the definitions used in the notes are in the Glossary of Terms.

TELECOM ARGENTINA S.A.

Glossary of terms

The following explanations are not technical definitions, but to assist the general reader to understand certain terms as used in these unaudited consolidated financial statements.

The Company/Telecom Argentina/Telecom: Telecom Argentina S.A.

Micro Sistemas/Pem/Cable Imagen/AVC Continente Audiovisual/Inter Radios/Personal Smarthome/Personal Security/NYSSA: Names corresponding to limited companies or limited responsibility companies that are directly or indirectly controlled according to the definition of the General Corporations Law, or were controlled by the Company, directly or indirectly: Micro Sistemas S.A.U., Pem S.A.U., Cable Imagen S.R.L., AVC Continente Audiovisual S.A., Inter Radios S.A.U., Personal Smarthome S.A., Personal Smart Security S.A.U., Negocios y Servicios S.A.

Telecom USA/Núcleo/Personal Envíos/Tuves Paraguay/Televisión Dirigida/Adesol/Opalker: Names corresponding to foreign companies Telecom Argentina USA, Inc., Núcleo S.A.E, Personal Envíos S.A., Tuves Paraguay S.A., Televisión Dirigida S.A., Adesol S.A. and Opalker S.A., respectively, companies that are directly or indirectly controlled according to the definition of the General Corporations Law.

La Capital Cable/Ver TV/TSMA: Names corresponding to limited companies La Capital Cable S.A., Ver T.V. S.A. and Teledifusora San Miguel Arcángel S.A., respectively, companies that are directly or indirectly associates according to the definition of the General Corporations Law.

AFIP (Administración Nacional de Ingresos Públicos): National Public Revenue Administration

BYMA (Bolsas y Mercados Argentinos): Buenos Aires Stock Exchange.

Cablevisión: Company absorbed by Telecom since January 1, 2018, whose activities are continued by Telecom.

CAPEX: Capital expenditures.

CNDC (Comisión Nacional de Defensa de la Competencia): National Commission for the Defense of Competition.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

CPCECABA (Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires): The Professional Council of Economic Sciences of the City of Buenos Aires.

CVH: Cablevisión Holding S.A., controlling company of Telecom since January 1, 2018.

DFI: Derivate Financial Instruments.

D&A: Depreciation and amortization.

DNU (Decreto de Necesidad y Urgencia): Decree of Urgency issued by the Argentine Government.

ENACOM (Ente Nacional de Telecomunicaciones): The Telecommunications Regulatory Authority of Argentina.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

Fintech: Fintech Telecom LCC, a Telecom shareholder.

Fixed assets: Includes PP&E, Intangible assets, Goodwill and Rights of use assets.

LAD (Ley Argentina Digital): Argentine Digital Law No. 27,078.

IAS: International Accounting Standards.

IASB: International Accounting Standards Board.

ICT Services (Information and Communication Technology services): Services to transport and distribute signals or data, such as voice, text, video and images, provided or requested by third-party users, through telecommunications networks.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

INDEC (Instituto Nacional de estadísticas y censos): The National Institute of statistics and cense.

LGS (Ley de General de Sociedades): Argentine Corporations Law No. 19,550 as amended. Since the enforcement of the new Civil and Commercial Code its name was changed to “General Corporations Law”.

NYSE: New York Stock Exchange.

PEN (Poder Ejecutivo Nacional): The executive branch of the Argentine government.

PP&E: Properties, plant and equipment.

RECPAM (Resultado por exposición a los cambios en el poder adquisitivo de la moneda): Inflation Adjustment Gain (Loss).

Roaming: charges from the use of networks of other national and international operators.

RT: Technical resolutions issued by the FACPCE.

RT 26: Technical resolution No, 26 issued by the FACPCE, amended by RT29 and RT43.

RMB: Official currency of Popular Republic of China.

SCMA (Servicio de Comunicaciones Móviles Avanzadas): Mobile Advanced Communications Service.

SOF. Secured Overnight Financing

VAT: Value-Added Tax.

VLG: VLG S.A.U. (formerly VLG Argentina LLC), a company that is a shareholder of the Company and controlled by CVH.

In these unaudited consolidated financial statements, unless otherwise stated, Argentine peso amounts are stated in millions.

TELECOM ARGENTINA S.A.

NOTE 1 – BASIS OF PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation and significant accounting policies

As required by the CNV, the unaudited consolidated financial statements of the Company have been prepared in accordance with RT 26 of FACPCE (and its amendments), which adopted IFRS as issued by the IASB, standards also adopted by the CPCECABA.

For the preparation of these unaudited consolidated financial statements, the Company has elected to make use of the option provided by IAS 34 and has prepared them in its condensed form. Therefore, these financial statements do not include all the information required in an annual financial statement and, consequently, they must be read jointly with the annual financial statements as of December 31, 2021, which can be consulted at the Company´s website (https://institucional.telecom.com.ar/inversores/informacionfinanciera.html). Therefore, these unaudited consolidated financial statements were prepared following the same accounting policies as in the most recent annual financial statements, except for what is mentioned in Note 27.3.

These unaudited consolidated financial statements were prepared including in the consolidation process the following companies:

Company	Main Activity	Country	Telecom Argentina's direct / indirect interest in capital stock and votes
Núcleo	Mobile telecommunications Services	Paraguay	67.50%
Personal Envíos	Mobile financial services	Paraguay	67.50%
Tuves Paraguay	Distribution of television and audio signals direct to home services	Paraguay	67.50%
Micro Sistemas	Services related to the use of electronic payment media	Argentina	100.00%
Pem	Investment	Argentina	100.00%
Cable Imagen	Closed-circuit television	Argentina	100.00%
Televisión Dirigida	Cable television services	Paraguay	100.00%
Adesol (a)	Holding	Uruguay	100.00%
AVC Continente Audiovisual	Broadcasting services	Argentina	100.00%
Inter Radios	Broadcasting services	Argentina	100.00%
Telecom USA	Telecommunication services	USA	100.00%
Personal Smarthome S.A. (b)	Security solutions and services and/or related services	Argentina	100.00%
Personal Smart Security S.A.U (c)	Security services and/or related services	Argentina	100.00%
Opalker S.A.	Cybersecurity and related services	Uruguay	100.00%
NYSSA (d)	Internet Services	Argentina	100.00%

(a)	Includes the 100% interest in Telemas S.A., which holds interests in the following special-purpose entities: Audomar S.A., Bersabel S.A., Dolfycor S.A., Reiford S.A., Space Energy S.A., Tracel S.A. and Visión Satelital S.A.

(b)	As of June 30, 2022 is a dormant entity.

(c)	Company indirectly acquired on April 5, 2022 for a total consideration of $0.1 million through subsidiary Personal Smarthome S.A. As of June 30, 2022 is a dormant entity.

(d)	NYSSA is a company acquired on June 1, 2022. For further information, see Note 27.4 to these consolidated financial statements. Data as of June 30, 2022 about the issuer arises from extra-accounting information.

The preparation of these unaudited consolidated financial statements in accordance with IFRS requires that the Company's Management make estimates that affect the figures disclosed in the financial statements or its complementary information. Actual results may differ from these estimates.

These unaudited consolidated financial statements were prepared in current currency as of June 30, 2022 (see item d) on an accrual basis of accounting (except for the statement of cash flows). Under this basis, the effects of transactions are recognized when they occur. Therefore, income and expenses are recognized at fair value on an accrual basis regardless of when they are received or paid. When significant, the differences between the fair value and the nominal amount of income and expenses are recognized as finance income or expense using the effective interest method.

The figures as of December 31, 2021 and for the three and six-month periods ended on June 30, 2022, which are disclosed in these unaudited consolidated financial statements for comparative purposes, are a result of restating the financial statements as of such dates to values in constant currency as of June 30, 2022. This is as consequence of the restatement process of the financial information described in point d). When applicable, certain reclassifications were made for comparative purposes.

These unaudited consolidated financial statements as of June 30, 2022, were approved by resolution of the Board of Directors’ meeting held on August 9, 2022.

TELECOM ARGENTINA S.A.

These unaudited consolidated financial statements contain all disclosures required under IAS 34. Some additional disclosures required by the LGS and/or by the CNV have been also included.

b)	Segment information

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the chief operating decision maker. In the case of the Company, the Executive Committee and the Chief Executive Officer (“CEO”) are responsible for controlling recourses and for the economic and financial performance of Telecom.

The Executive Committee and the CEO have a strategic and operational vision of Telecom as a single business unit in Argentina, according to the current regulatory context of the converged ICT Services industry (adding to the same segment the activities related to the mobile services, internet services, cable television services and fixed telephony services, services governed by the same regulatory framework of ICT Services). To exercise its functions, both the Executive Committee and the CEO receive periodically the economic and financial information of Telecom Argentina and its subsidiaries (in currency of the date of each transaction), that is prepared as a single segment, and evaluate the evolution of business as a results generation unit, administrating the resources in a unique way to achieve the objectives. Regarding costs, they are not specifically appropriated to a type of service, considering that the Company has a single payroll and general operating expenses that affect all services in general (non-specific). On the other hand, decisions on CAPEX affect all the types of services provided by Telecom in Argentina and not specifically one of them. Based on what was previously described and under the accounting principles established in IFRS as issued by the IASB, it was defined that the Company has a single segment of operations in Argentina.

Telecom carries out activities abroad (Paraguay, United States of America and Uruguay). These operations are not analyzed as a separate segment by the Executive Committee and the CEO, who analyze the consolidated information of companies in Argentina and abroad (in currency of the date of each transaction), considering that the activities of foreign companies are not significant for Telecom. The operations that Telecom carries out abroad do not meet the aggregation criteria established by the standard to be grouped within the "Services rendered in Argentina" segment, and considering that they do not exceed any of the quantitative thresholds identified in the standard to qualify as reportable segments, they are grouped within the category "Other abroad segments".

The Executive Committee and the CEO evaluate the profitability for each reportable segment based on the measure of the Adjusted EBITDA. Adjusted EBITDA is defined as our net (loss) income less income taxes, financial results, Earnings (losses) from associates, depreciation, amortization and impairment of fixed assets.

Presented below is the Segment financial information as analyzed by the Executive Committee and the CEO for the six-month periods ended June 30, 2022 and 2021:

☐	Consolidated Income Statement as of June 30, 2022

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	216,623	31,358	247,981	15,509	2,200	17,709	(1,113)	264,577
Operating costs without depreciation, amortization and impairment of fixed assets	(150,876)	(23,527)	(174,403)	(9,119)	(1,322)	(10,441)	1,113	(183,731)
Adjusted EBITDA	65,747	7,831	73,578	6,390	878	7,268	-	80,846
Depreciation, amortization and impairment of fixed assets								(89,381)
Operating loss								(8,535)
Earnings from associates								144
Debt financial expenses								24,989
Other financial results, net								13,702
Income before income tax expense								30,300
Income tax								1,579
Net Income								31,879

Attributable to:
Controlling Company								31,260
Non-controlling interest								619
								31,879

TELECOM ARGENTINA S.A.

☐	Consolidated Income Statement as of June 30, 2021

	Services rendered in Argentina	Services rendered in Argentina – Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments – Inflation restatement	Other abroad segments restated for inflation	Eliminations	Total
Revenues	153,205	121,161	274,366	12,441	9,823	22,264	(1,432)	295,198
Operating costs without depreciation, amortization and impairment of fixed assets	(99,867)	(82,606)	(182,473)	(7,669)	(6,043)	(13,712)	1,432	(194,753)
Adjusted EBITDA	53,338	38,555	91,893	4,772	3,780	8,552	-	100,445
Depreciation, amortization and impairment of fixed assets								(91,747)
Operating income								8,698
Earnings from associates								189
Debt financial expenses								19,916
Other financial results, net								10,569
Income before income tax expense								39,372
Income tax								(42,114)
Net loss								(2,742)

Attributable to:
Controlling Company								(3,288)
Non-controlling interest								546
								(2,742)

Additional information per geographical area required under IFRS 8 (Operating Segments) is disclosed below:

	As of June 30,		As of December 31
	2022	2021	2021
Sales revenues from customers located in Argentina	247,078	273,374	n/a
Sales revenues from foreign customers	17,499	21,824	n/a

CAPEX corresponding to the segment “Services rendered in Argentina”	34,868	49,787	n/a
CAPEX corresponding to the segment “Other abroad segments”	3,804	4,152	n/a

Fixed assets corresponding to the segment “Services rendered in Argentina”	1,281,283	n/a	1,326,383
Fixed assets corresponding to the segment “Other abroad segments”	41,975	n/a	45,760

Financial Debt corresponding to the segment “Services rendered in Argentina”	329,297	n/a	353,182
Financial Debt corresponding to the segment “Other abroad segments”	9,152	n/a	10,235

c)	Net earnings per share

Basic earnings per share is calculated by dividing the net income attributable to owners of the Parent Company by the weighted average number of ordinary shares outstanding during the period. On the other hand, diluted earnings per share is computed by dividing the net income for the period by the weighted average number of common shares issued and to be potentially issued at the end of the period. Since the Company has no dilutive potential common stock outstanding, basic and dilutive earnings per share amounts do not differ.

For the three and six-month periods ended June 30, 2022 and 2021, the weighted average number of shares outstanding amounted to 2,153,688,011.

d)	Financial reporting in hyperinflationary economies

Since Argentina has been considered a high-inflation economy for accounting purposes in accordance with IAS 29 since July 1, 2018, the financial information expressed in Argentine pesos is restated in constant currency of 30 June 2022.

The table below shows the evolution of the indexes in the last two years and as of June 30, 2022 and 2021 according to official statistics (INDEC) in accordance with Resolution No. 539/18 and the devaluation of the Argentine peso vs. de US dollar for the same years / periods:

TELECOM ARGENTINA S.A.

	As of December 31, 2020	As of June 30, 2021	As of December 31, 2021	As of June 30, 2022

National Consumer Price Index (December 2016=100)	385.88	483.60	582.46	793.03

Variation in prices
Annual	36.1%	50.2%	50.9%	64.0%
Accumulated 3 months since March 2021 / 2022	n/a	11.0%	n/a	17.3%
Accumulated 6 months	n/a	25.3%	n/a	36.2%

Banco Nación US$/$ exchange rate	84.15	95.72	102.72	125.23

Variation in the exchange rate
Annual	40.5%	35.9%	22.1%	30.8%
Accumulated 3 months since March 2021 / 2022	n/a	4.0%	n/a	12.8%
Accumulated 6 months	n/a	13.8%	n/a	21.9%

The Company followed the same restatement policies for items identified in the annual consolidated financial statements as of December 31, 2021.

NOTE 2 – CASH AND CASH EQUIVALENTS AND INVESTMENTS. ADDITIONAL INFORMATION ON THE CONSOLIDATED STATEMENTS OF CASH FLOWS. DIVIDENDS PAYABLES

a)     Cash and cash equivalents and Investments

	June 30,	December 31,
Cash and cash equivalents	2022	2021
Cash and Banks (1)	17,937	17,919
Time deposits	2,807	4,877
Mutual funds	771	4,229
Total cash and cash equivalents	21,515	27,025
(1) As of June 30, 2022, includes restricted funds for $105 million.

Investments
Current
Government bonds at fair value	3,380	14,571
Mutual funds	1,422	114
Total current investments	4,802	14,685
Non- current
Investments in associates (a)	4,363	4,391
2003 Telecommunications Fund	1	1
Total non-current investments	4,364	4,392

(a)	Information on Investments in associates is detailed below:

Financial position information:

Companies	Main activity	Country	Percentage of capital stock owned and voting rights (%)	Valuation as of 06.30.2022	Valuation as of 12.31.2021
Ver TV. (1)	Cable television station	Argentina	49.00	2,670	2,737
TSMA (1) (2) (3)	Cable television station	Argentina	50.10	985	931
La Capital Cable (1) (2)	Closed-circuit television	Argentina	50.00	708	723
Total				4,363	4,391

(1)	Data about the issuer arises from extra-accounting information.

(2)	Direct and indirect interest.

(3)	Despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS.

Earnings information:

	Three-months period ended June 30,		Six-months period ended June 30,
	2022	2021	2022	2021
Ver TV	(62)	32	69	154
TSMA	69	2	90	25
La Capital Cable	(4)	6	(15)	10
Total	3	40	144	189

TELECOM ARGENTINA S.A.

b)    Additional information on the consolidated statements of cash flows

Changes in assets/liabilities components:

	June 30,
Net increase in assets	2022	2021
Trade receivables	(8,539)	(11,561)
Other receivables	(8,905)	(5,605)
Inventories	(2,338)	(107)
	(19,782)	(17,273)
Net increase (decrease) in liabilities
Trade payables	15,040	7,132
Salaries and social security payables	1,039	(338)
Other taxes payables	(2,923)	(2,281)
Other liabilities and provisions	(2,575)	(1,574)
	10,581	2,939

Main Financing activities components

The following table presents the main financing activities components:

	June 30,
	2022	2021
Bank overdrafts	4,989	14,467
Notes	5,637	37,726
Bank and other financial entities loans	13,278	743
Loans for purchase of equipment	1,174	1,709
Total financial debt proceeds	25,078	54,645
Notes	(33)	(22,251)
Bank and other financial entities loans	(9,802)	(12,010)
Loans for purchase of equipment	(2,387)	(2,442)
Total payment of debt	(12,222)	(36,703)
Bank overdrafts	(3,188)	(1,245)
Notes	(5,812)	(8,029)
Bank and other financial entities loans	(6,266)	(7,333)
By DFI, purchase of equipment and others	(566)	(1,742)
Total payment of interest and related expenses	(15,832)	(18,349)

Main non-cash operating transactions

Main non-cash operating transactions and that were eliminated from the consolidated statement of cash flows are the following:

	June 30,
	2022	2021
PP&E and intangible assets acquisition financed with accounts payable	13,500	29,521
Dividends payment with investments not considered as cash and cash equivalents (See “Cash and non-cash assets dividends from the Company and its subsidiaries”)	31,634	-
Debt for acquisition of NYSSA (Note 27.4)	426	-
Trade payables cancelled with financial debt	4,123	3,586
Trade receivables cancelled with government bonds	469	3,211
Social security payables cancelled with government bonds	-	1,789

Dividends proceeds

Brief information on dividends proceeds by the Company is provided below:

Six-month period ended June 30,	Associate Company	Dividends collected
		Currency of the transaction date	Current currency as of June 30, 2022
2022	Ver TV	104	136
	TSMA	28	37
			173
2021	Ver TV	110	208
	TSMA	57	110
			(*) 318

(*) Includes $20 corresponding to dividends distributed during 2020.

TELECOM ARGENTINA S.A.

Cash and non-cash assets dividends from the Company and its subsidiaries

Non-cash dividends

Based on the powers delegated by Telecom Argentina’s Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to distribute non-cash assets dividends of Global Bonds of the Argentine Republic amortizable in US dollars for a nominal value of US$515,000,000: i) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”) for a nominal value of US$411,145,986 and ii) Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103,854,014.

Consequently, considering the valuation of the aforementioned bonds at the date of distribution resolved by the Board of Directors, non- cash dividends amounted to $ 31,634 million Argentine pesos, and partially withdraw the “Voluntary reserve to maintain the Company’s level of investments in capital assets and the current level of solvency” for such amount.

Cash dividends distributed

Brief information on cash dividends distributed and paid is provided below:

Six-months period ended June 30,	Paying company	Distribution month	Distributed amount		Payment month	Dividends paid in current currency as of June 30, 2022
			Currency of the transaction date	Current currency as of June 30, 2022
2022	Núcleo	April 2022	804	889	May 2022	445
				(a) 889		445
2021	Núcleo	April 2021	650	1,138	May 2021	541
				(b) 1,138		541

(a)	The second installment will be paid in October 2022.

(b)	The second installment was paid in October 2021.

c)     Dividends payable

	June 30,	December 31,
	2022	2021
ABC Telecomunicaciones	435	-
Total dividends payable	435	-

NOTE 3 – TRADE RECEIVABLES

	June 30,	December 31,
Current Trade receivables	2022	2021
Ordinary receivables	38,309	43,791
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	207	247
Contractual asset IFRS 15	24	5
Allowance for doubtful accounts	(11,752)	(13,336)
	26,788	30,707
Non-current Trade receivables
Ordinary receivables	85	91
Contractual asset IFRS 15	7	8
	92	99
Total trade receivables, net	26,880	30,806

Movements in the allowance for current doubtful accounts are as follows:

	June 30,
	2022	2021
At the beginning of the fiscal year	(13,336)	(20,736)
Increases– Bad debt expenses	(6,454)	(5,105)
Uses	4,280	5,969
RECPAM and currency translation adjustments	3,758	4,198
At the end of the period	(11,752)	(15,674)

TELECOM ARGENTINA S.A.

NOTE 4 – OTHER RECEIVABLES

	June 30,	December 31,
Current Other Receivables	2022	2021
Prepaid expenses	7,310	6,951
Guarantee of financial operations	1,243	2,607
Tax credits	2,361	1,156
Companies under section 33 - Law No. 19,550 and related parties (Note 24.c)	282	310
Receivables from sale of customer relationship	21	26
Financial DFI	16	-
Other	2,318	1,495
Allowance for other receivables	(425)	(502)
	13,126	12,043
Non-Current Other Receivables
Prepaid expenses	1,707	2,275
Receivables from sale of customer relationship	21	29
Tax credits	3	3
Other	379	532
	2,110	2,839
Total other receivables, net	15,236	14,882

Movements in the allowance for current other receivables are as follows:

	June 30,
	2022	2021
At the beginning of the year	(502)	(684)
Increases	(55)	-
RECPAM and currency translation adjustments	132	90
At the end of the period	(425)	(594)

NOTE 5 – INVENTORIES

	June 30,	December 31,
	2022	2021
Mobile handsets and others	5,352	3,458
Inventories for construction projects	-	1,224
Subtotal	5,352	4,682
Allowance for obsolescence of inventories	(530)	(440)
Total inventories	4,822	4,242

Movements in the allowance for obsolescence of inventories are as follows:

	June 30,
	2022	2021
At the beginning of the year	(440)	(521)
Increases	(108)	(11)
Decreases	18	51
At the end of the period	(530)	(481)

NOTE 6 – GOODWILL

	June 30,	December 31,
	2022	2021
Argentina (1)	515,466	514,960
Abroad (2)	1,191	1,190
Total goodwill	516,657	516,150

(1)	The variation in the amounts with respect to balance as of December 31, 2021 corresponds to the goodwill recognized with NYSSA acquisition (Note 27.4)

(2)	The variation in the amounts with respect to balance as of December 31, 2021 corresponds to temporary currency translation adjustments.

NOTE 7 – PROPERTY, PLANT AND EQUIPMENT

	June 30,	December 31,
	2022	2021
PP&E	584,725	622,919
Valuation allowance for obsolescence and impairment of materials	(6,726)	(6,432)
Impairment allowance of PP&E	(1,632)	(2,205)
Total property, plant and equipment	576,367	614,282

TELECOM ARGENTINA S.A.

Movements in PP&E (without allowance for obsolescence and impairment of materials and impairment allowance of PP&E) are as follows:

	June 30,
	2022	2021
At the beginning of the year	622,919	666,427
Incorporation by acquisition of NYSSA (Note 27.4)	240	-
CAPEX	36,813	52,209
Currency translation adjustments	(2,826)	(2,230)
Net carrying value of decreases and consumption of materials	(2,604)	(758)
Depreciation of the period	(69,817)	(73,679)
At the end of the period	584,725	641,969

Movements in the valuation allowance for obsolescence and impairment of materials are as follows:

	June 30,
	2022	2021
At the beginning of the year	(6,432)	(5,351)
Increases	(295)	(1,289)
Currency translation adjustments	1	41
At the end of the period	(6,726)	(6,599)

Movements in the impairment allowance of PP&E are as follows:

	June 30,
	2022	2021
At the beginning of the year	(2,205)	(1,669)
Increases	(677)	(769)
Uses	1,250	2
At the end of the period	(1,632)	(2,436)

NOTE 8 – INTANGIBLE ASSETS

	June 30,	December 31,
	2022	2021
Intangible assets	193,622	209,320
Impairment allowance	(7,596)	(13,105)
Total intangible assets	186,026	196,215

Movements in Intangible assets (without considering the impairment allowance) are as follows:

	June 30,
	2022	2021
At the beginning of the year	209,320	226,599
CAPEX	1,859	1,730
Currency translation adjustments	(273)	(190)
Net carrying value of decreases (Note 27.1.b)	(7,362)	-
Amortization of the period	(9,922)	(10,547)
At the end of the period	193,622	217,592

Movements in Impairment allowance of intangible assets are as follows:

	June 30,
	2022	2021
At the beginning of the year	(13,105)	(12,818)
Increases (Note 27.1.b)	(1,853)	64
Uses (Note 27.1.b)	7,362	-
At the end of the period	(7,596)	(12,754)

NOTE 9 – RIGHT OF USE ASSETS

	June 30,	December 31,
	2022	2021
Leases rights of use
Sites	28,598	29,890
Real estate and others	5,596	5,915
Poles	2,884	2,564
Indefeasible right of use	1,314	1,443
Asset retirement obligations	5,816	5,684
Total rights of use assets	44,208	45,496

TELECOM ARGENTINA S.A.

Movements in right of use assets are as follows:

	June 30,
	2022	2021
At the beginning of the year	45,496	36,524
CAPEX	6,526	14,450
Net carrying value of decreases	(406)	(904)
Currency translation adjustments	(296)	(175)
Amortization of the period	(7,112)	(6,679)
At the end of the period	44,208	43,216

NOTE 10 – TRADE PAYABLES

	June 30,	December 31,
Current	2022	2021
Suppliers and commercial accruals	56,107	65,373
Funds to be paid to clients	105	7
Companies under Sect. 33–Law No. 19,550 and Related Parties (Note 24.c)	1,223	1,649
	57,435	67,029
Non-current
Suppliers and commercial accruals	657	1,493
	657	1,493
Total trade payables	58,092	68,522

NOTE 11 – FINANCIAL DEBT

	June 30,	December 31,
Current	2022	2021
Bank overdrafts – principal	15,703	16,589
Bank and other financial entities loans – principal	47,704	44,354
Notes – principal	2,660	-
DFI	38	252
Loans for purchase of equipment	4,372	4,894
Interest and related expenses	22,274	22,231
	92,751	88,320
Non-current
Notes – principal	144,673	151,625
Bank and other financial entities loans – principal	65,263	78,620
Loans for purchase of equipment	4,380	5,332
Interest and related expenses	31,382	39,520
	245,698	275,097
Total financial debt	338,449	363,417

Movements in Financial debt are as follows:

	Balances at the beginning of the year	Cash Flows	Accrued interests	Exchange differences, currency translation adjustments and others	Balances as of June 30, 2022
Bank overdrafts	16,589	4,989	-	(5,875)	15,703
Bank and other financial entities loans – principal	122,974	3,476	-	(13,483)	112,967
Notes – principal	151,625	5,604	-	(9,896)	147,333
DFI	252	(1,217)	-	1,003	38
Loans for purchase of equipment	10,226	(1,213)	-	(261)	8,752
Interests and related expenses	61,751	(15,475)	2,174	5,206	53,656
Total as of June 30, 2022	363,417	(3,836)	2,174	(*) (23,306)	338,449

Total as of June 30, 2021	411,433	(619)	10,618	(**) (27,406)	394,026

(*) Includes $4,123 of loans that do not represent cash movement.

(**) Includes $3,586 of loans that do not represent cash movement.

Most of the bank and other financing entities loans subscribed by the Company contain compliance ratios which are usual for this kind of agreements. As of June 30, 2022, Telecom has complied with them.

Recent developments of Financial debt of the period as of the date of these unaudited consolidated financial statements are detailed below:

Telecom Argentina

Global Programs for the issuance of Notes

In connection with the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies, the Company announced the subscription of new series of notes. The amount of the Notes finally issued and its main characteristics are detailed below:

TELECOM ARGENTINA S.A.

Series	Currency	Amount involved (in millions)	Issuance date	Maturity date	Amortization	Interest rate	Interest payment date	Unpaid portion (in millions)
12	US$	US$22.7	03/09/2022	03/09/2027	In one installment at maturity date	Annual fixed rate of 1.00%.	Quarterly basis	$2,833
13		$$2,347.5	03/09/2022	09/09/2023	In one installment at maturity date	Variable annual rate (Badlar plus spread of 1.5%)	Quarterly basis	$2,400

Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on April 27, 2022, resolved, among others: (i) to extend for 5 years the term of the Notes Global Program for a maximum outstanding amount of US$3,000 million or its equivalent in other currencies (“the Program”); and (ii) to extend from December 28, 2022 and for an additional 5 years the delegation to the Board of Directors of the powers to determine and modify the terms and conditions of the Program and of the Notes to be issued under it within the maximum amount in circulation authorized, with powers to sub-delegate powers to some of its members and/or officials of the first line of management.

Bank and other financing entities loans

Banco Santander Río S.A. Loan

During March and June 2022, the Company entered into two loan agreements with Santander Río Bank S.A. for a total amount of $3,500 million and $1,000 million, respectively. Total principal will be settled by one installment at maturity dates, which will be on March 9, 2023 and June 22, 2023, respectively. The loans bear interest that will be paid in a monthly basis from its issuance dates until its maturity dates at a fixed rate of 44.5% and 47%.

China Development Bank Shenzhen Branch (“CDB”) Loan

During the first semester of 2022 the Company has subscribed new tranches for a total of RMB 244 million, equivalent to $4,279 million.

On July 27, 2022 the Company has subscribed a new tranche for a total of RMB 36.7 million, equivalent to $700 million.

Industrial and Commercial Bank of China (Argentina) S.A.U. (“ICBC”) Loan

On January 21, 2022, the Company repaid the remaining balance of a loan agreement with ICBC Bank for $69 ($67 of principal and $2 of interest).

BBVA Argentina Bank S.A. Loans (“BBVA”)

During March 2022, the Company subscribed two loan agreements with BBVA for a total amount of $1,000 million and $1,500 million, respectively. Total principal will be settled by one installment at maturity dates, which will be on March 10, 2023 and May 17, 2023, respectively. The loans bear interest that will be paid in a monthly basis from its issuance dates until its maturity dates at a fixed rate of 43.9% and 44.85%.

International Finance Corporation (“IFC”) loan

On June 28, 2022 the Company executed a proposal for a credit line to finance the expansion of fixed and mobile network coverage with IFC for a total amount of up to US$184.5 million, as requested in a timely manner by the Company (the "Loan"). The Loan will accrue compensatory interest payables semiannually for periods that are due at an annual rate equal to 6-month SOF plus the margin of 6.5 percentage points. Likewise, the principal will be payable in eleven consecutive semi-annual equal installments from August 2024 and final maturity in August 2029.

On July 15, 2022, the Company received the disbursement for the total amount, which was received net of debt issuance expenses.

Loans for purchase of equipment

Cisco Systems Capital Corporation

During the first semester of 2022, the Company had additions for US$13.7 million, equivalent to $1,500 million, due between February and July 2026.

In July 2022, the Company had additions for US$1 million, equivalent to $131, due in August 2026.

TELECOM ARGENTINA S.A.

Export Development Canada (EDC)

On January 3, 2022, the Company submitted a proposal for an export credit line for a total amount of up to US$23.4 million to the following entities: (i) JPMorgan Chase Bank, N.A., as initial lender, residual risk guarantor and agent of the facility, (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch as an onshore custody agent, and (iii) JPMorgan Chase Bank, N.A. and EDC as lead co-organizers, which was accepted on the same date.

The line of credit is guaranteed by EDC, the official export credit agency of Canada.

The funds received will be used to finance up to 85% of the value of certain imported goods and services, up to 50% of the value of certain national goods and services and the total payment of the EDC surplus equivalent to 14.41% of the total amount committed by the lenders under the line of credit.

On June 14, 2022, the Company received a disbursement for a total amount of US$17 million, equivalent to $2,090 million, maturing in December 2026. The principal received accrues interest at an annual rate equal to 6-mont LIBO plus 1.20 percentage points.

Finnvera

On March 31, 2022, the Company received a disbursement for a total amount of US$11.4 million (US$9.7 million were received, because US$1.7 million corresponding to the premium equivalent to 14.41% of the total amount committed by the lenders under the credit line were deducted from the initial disbursement). With this disbursement, the total amount committed for this line of credit is completed.

Peugeot

On June 10, 2022, the Company executed a proposal for a credit line to finance the acquisition of 350 utility vehicles for a total amount of $1,042.7 million plus VAT. For each acquisition, the Company will pay an advance of 40% of the value, financing the remaining 60% in 36 consecutive monthly installments at the rate agreed at the time of each acquisition through PSA Finance Argentina and/or Banco BBVA.

On June 27, 2022, the Company paid an advance for 198 utility vehicles for a total amount of US$669 million, financing $391 million. The agreed compensatory interest annual rate was 42.9%.

On July 14, 2022, the Company paid an advance for 45 utility vehicles for a total amount of US$152 million, financing $88.9 million. The agreed compensatory interest annual rate was 47.9%.

NOTE 12 – SALARIES AND SOCIAL SECURITY PAYABLES

	June 30,	December 31,
Current	2022	2021
Salaries, annual complementary salaries, vacation, bonuses and their social security payables	20,852	28,382
Termination benefits	1,969	1,930
	22,821	30,312
Non-current
Termination benefits	2,060	2,104
	2,060	2,104
Total salaries and social security payables	24,881	32,416

NOTE 13 – INCOME TAX PAYABLE AND DEFERRED INCOME TAX ASSETS/LIABILITIES

Income tax payable, net is presented below:

	June 30,	December 31,
	2022	2021
Income tax provision	25,690	25,365
Withholdings and advance payments for income tax	(2,198)	(6,403)
Income tax payable, net	23,492	18,962

Income tax payable by company is presented below:

	June 30,	December 31,
	2022	2021
Telecom	23,349	18,740
Núcleo	128	146
Adesol	6	64
Telecom USA	3	1
Pem	1	11
NYSSA	5	-
	23,492	18,962

TELECOM ARGENTINA S.A.

Deferred Income tax assets and liabilities, net and the actions for recourse tax receivable are presented below:

	June 30,	December 31,
	2022	2021
Tax loss carryforward	(370)	(270)
Allowance for doubtful accounts	(6,915)	(7,122)
Provisions	(3,386)	(3,803)
PP&E and Intangible assets	157,783	164,497
Cash dividends from foreign companies	1,734	1,886
Income tax inflation adjustment deferral effect	16,573	31,579
Other deferred tax liabilities (assets), net	(1,625)	(2,332)
Total deferred tax liabilities, net	163,794	184,435
Actions for recourse tax receivable	(889)	(1,210)
Total deferred tax liability, net	(*) 162,905	183,225

Net deferred tax assets	(1,057)	(896)
Net deferred tax liabilities	163,962	184,121

(*) Includes $1 of currency translation adjustments on foreign subsidiaries’ initial balances.

As of June 30, 2022, some subsidiaries have cumulative tax loss carryforwards of approximately $1,180 million, that calculated considering statutory income tax rate, represents a deferred tax asset of approximately $370 million.

The detail of the maturities of estimated Tax loss carryforward is disclosed below:

Company	Tax loss carryforward generation year	Tax loss carryforward amount as of 06.30.2022	Tax loss carryforward expiration year
Inter Radios	2018	1	2023
Telemás (*)	2019	322	2024
Microsistemas	2021	240	2026
Microsistemas	2022	567	2027
TVD	2021	38	2026
AVC	2021	3	2026
AVC	2022	9	2027
		1,180

(*) This company is consolidated in the financial statements of Adesol.

Income tax expense differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	Six-month period ended June 30,
	2022	2021
	Profit (loss)
Pre-tax income	30,300	39,372
Non-taxable items – Earnings from associates	(144)	(189)
Non-taxable items - Other	1,211	92
Restatement in current currency of Equity, goodwill and other	93,553	78,751
Subtotal	124,920	118,026
Weighted statutory income tax rate	34,54%	34.43%
Income tax expense at weighted statutory tax rate	(43,152)	(40,640)
Deferred tax liability restatement in current currency and other (*)	77,524	30,598
Income tax inflation adjustment	(32,445)	(30,881)
Income tax on cash dividends of foreign companies	(348)	(1,191)
Income tax	1,579	(42,114)

Current tax	(18,772)	(8,788)
Deferred tax	20,351	(33,326)
Income tax	1,579	(42,114)

(*) In 2022 includes $8,818 corresponding to the adjustment made in the Income tax affidavit of 2021 (see “Income Tax – Inflation Adjustment for Tax Purposes”). In 2021 includes the effect of the change in the income tax rate provided for in Law No. 27,630 for approximately $(58,300).

Income Tax – Inflation Adjustment for Tax Purposes

Given the judicial precedents detailed in Note 15 to the consolidated financial statements as of December 31, 2021 (section “Income tax – Actions for recourse filed with the Tax Authority”) related to the different mechanisms used to recognize the effect of inflation in the assessment of income tax, on May 6, 2022, the Company filed the Income Tax affidavit for fiscal year 2021, considering the deduction of the restatement of the tax amortizations of all its fixed assets and intangible assets in accordance with the provisions of articles 87 and 88 of the Income Tax Law and allocating the computable tax loss carryforward from previous years in accordance with the update mechanism provided for in article 25 of the mentioned law.

TELECOM ARGENTINA S.A.

This, given the fact that the relationship that arises between the tax determined without the full application of the aforementioned adjustment mechanisms for tax inflation and the actual result subject to tax for the year, causes the application of an effective tax rate for the year 2021 which is confiscatory. If the Company would not resort to the full application of the adjustment mechanisms for tax inflation, a tax would be determined whose effective rate would consume 100% of the Company's income and would even reach its own generating capital, yielding an effective rate that would amount to 146.6%, which would exceed any reasonable tax limit, thus setting up a case of confiscation that seriously damages their constitutional rights and guarantees.

Therefore, on the occasion of the presentation of the Income Tax affidavit for the fiscal period 2021, the Company made a presentation to AFIP, under the protection of the fiscal secrecy provided in the procedural law, in order to preserve its rights in a framework of transparency in its actions.

As a consequence of the foregoing, the income tax charge for the period includes a lower charge of $7,517 million ($8,818 million in constant currency as of June 30, 2022), determined considering the weighting of the probability of occurrence of certain variables according to the aforementioned jurisprudential precedents.

Due to the fact that the evaluation of whether or not a situation of confiscatory tax burden arises can only be carried out at the end of each fiscal year, the Company has not applied this criterion in the calculation of assets and liabilities for deferred income tax, nor in the estimation of the tax charge for the three and six-month periods ended June 30, 2022.

It should be noted that, if new information became available, the Company may modify its judgments in relation to recognized tax liabilities, in which case such changes would impact on the income tax for the period in which such assessment is made.

The Company’s Management, with the assistance of its legal and tax advisors, believes that the arguments presented to AFIP in such reimbursement claims follow the same criteria as those considered by the Argentine Supreme Court in the precedents cited above, among others. Therefore, the Company believes that it has strong grounds to defend the criteria applied.

NOTE 14 –OTHER TAXES PAYABLES

	June 30,	December 31,
Current	2022	2021
Other national taxes	4,679	4,547
Provincial taxes	258	152
Municipal taxes	604	696
	5,541	5,395
Non- current
Provincial taxes	21	-
	21	-
Total other taxes payables	5,562	5,395

NOTE 15 – LEASES LIABILITIES

	June 30,	December 31,
	2022	2021
Current
Argentina	7,882	7,544
Abroad	161	802
	8,043	8,346
Non- current
Argentina	12,543	15,789
Abroad	2,043	1,620
	14,586	17,409
Total leases liabilities	22,629	25,755

Movements in Leases liabilities are as follows:

	June 30,
	2022	2021
At the beginning of the fiscal year	25,755	21,172
Increases (*)	6,158	14,223
Financial results, net (**)	2,413	2,359
Payments	(2,628)	(4,159)
RECPAM and currency translation adjustments	(9,069)	(7,376)
At the end of the period	22,629	26,219

(*) Included in Rights of use assets acquisitions.

(**) Included in Other exchange differences and Other interests, net and other investments results.

TELECOM ARGENTINA S.A.

NOTE 16 – OTHER LIABILITIES

	June 30,	December 31,
Current	2022	2021
Deferred revenues on prepaid credit	2,143	2,345
Deferred revenues on connection fees and international capacity leases	1,374	1,315
Debt for acquisition of NYSSA (Note 27.4)	130	-
Other	260	500
	3,907	4,160
Non-current
Pension benefits	899	811
Deferred revenues on connection fees and international capacity leases	602	881
Debt for acquisition of NYSSA (Note 27.4)	382	-
Advances received for assets held for sale (Note 27.3)	241	-
Other	22	12
	2,146	1,704
Total other liabilities	6,053	5,864

NOTE 17 – PROVISIONS

Movements in Provisions are as follows:

	Balances as of December 31, 2021	Additions		Reclassifica-tions	Payments (iii)	RECPAM and currency translation adjustments	Balances as of June 30, 2022
		Capital (i)	Interest (ii)
Current
Provisions	2,922	3,294	-	1,122	(4,543)	(647)	2,148
Total current provisions	2,922	3,294	-	1,122	(4,543)	(647)	2,148
Non- Current
Provisions	8,317	1,189	648	(1,122)	-	(1,171)	7,861
Asset retirement obligations	4,718	368	-	-	-	(1,356)	3,730
Total non-current provisions	13,035	1,557	648	(1,122)	-	(2,527)	11,591

Total provisions	15,957	4,851	648	-	(4,543)	(3,174)	13,739

	Balances as of December 31, 2020	Additions		Reclassifica-tions	Payments (iii)	RECPAM and currency translation adjustments	Balances as of June 30, 2021
		Capital (iii)	Interest (ii)
Current
Provisions	3,322	2,524	-	545	(2,865)	(258)	3,268
Total current provisions	3,322	2,524	-	545	(2,865)	(258)	3,268
Non- Current
Provisions	9,206	629	59	(545)	-	(1,423)	7,926
Asset retirement obligations	6,130	-	894	-	-	(1,315)	5,709
Total non-current provisions	15,336	629	953	(545)	-	(2,738)	13,635

Total provisions	18,658	3,153	953	-	(2,865)	(2,996)	16,903

(i)	$4,483 charged to Other operating expenses and $368 charged to Right of use assets.

(ii)	Charged to Other financial results, net - Other interests, net and other investments results.

(iii)	Charged to Other operating expenses.

NOTE 18 – ADDITIONAL INFORMATION OF FINANCIAL ASSETS AND LIABILITIES

Financial assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies as of June 30, 2022 and December 31, 2021 are the following:

	06.30.2022	12.31.2021
	In equivalent millions of Argentine pesos
Assets	30,509	27,188
Liabilities	(285,420)	(318,576)
Net Liabilities	(254,911)	(291,388)

In order to reduce this net position (debt) in foreign currency, Telecom has DFI as of June 30, 2022 amounting to US$66 million, therefore the net liability not hedged amounts to approximately US$2,035 million as of that date.

TELECOM ARGENTINA S.A.

Offsetting of financial assets and financial liabilities in scope of IFRS 7

The information required by the amendment to IFRS 7 as of June 30, 2022 and December 31, 2021 is as follows:

	As of June 30, 2022
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	27,492	3,668	(58,704)	(1,044)
Offsetting	(612)	(249)	612	249
Current and non-current assets (liabilities) – Book value	26,880	3,419	(58,092)	(795)

	As of December 31, 2021
	Trade receivables	Other receivables	Trade payables	Other liabilities
Current and non-current assets (liabilities) - Gross value	33,204	4,380	(70,920)	(639)
Offsetting	(2,398)	(468)	2,398	468
Current and non-current assets (liabilities) – Book value	30,806	3,912	(68,522)	(171)

Telecom and its subsidiaries offset the financial assets and liabilities to the extent that such offsetting is provided by agreements and provided that Telecom has the intention to make such offsetting, in accordance with requirements established in IAS 32. The main financial assets and liabilities offset correspond to transactions with other national and international operators including interconnection, carriers and Roaming (being offsetting a standard practice in the telecommunications industry at international level that Telecom and its subsidiaries apply regularly). Offsetting is also applied to transactions with agents.

Fair value hierarchy and other disclosures

The measurement at fair value of the financial instruments of Telecom are classified according to the three levels set out in IFRS 13:

-	Level 1: Fair value determined by quoted prices (unadjusted) in active markets for identical assets or liabilities.

-	Level 2: Fair value determined based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (e.g. as prices) or indirectly (e.g. derived from prices).

-	Level 3: Fair value determined by unobservable inputs where the reporting entity is required to develop its own assumptions.

Financial assets and liabilities recognized at fair value as of June 30, 2022 and December 31, 2021, and the level of hierarchy are listed below:

June 30, 2022	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	3,436	-	3,436
Investments: Government bonds	3,380	-	3,380
Other receivables: DFI	-	16	16
Total assets	6,816	16	6,832
Liabilities
Current Liabilities
Other liabilities (See Note 27.4)	-	130	130
Financial Debt: DFI	-	38	38
Non-current Liabilities
Other liabilities (See Note 27.4)	-	382	382
Total Liabilities	-	550	550

December 31, 2021	Level 1	Level 2	Total
Assets
Current Assets
Mutual Funds (1)	6,950	-	6,950
Investments: Government bonds	14,571	-	14,571
Total assets	21,521	-	21,521
Liabilities
Current Liabilities
Financial debt: DFI	-	252	252
Total Liabilities	-	252	252

(1) are included in Cash and cash equivalents, Investments and Guarantee of financial operations included in Other receivables

TELECOM ARGENTINA S.A.

The methods and assumptions used to estimate the fair values of each class of financial instrument above are detailed on Note 22 to annual financial statements as of December 31, 2021, except for other liabilities whose fair value was determined by the variation between the quoted values of certain public securities in foreign currency and Argentine pesos, for which their valuation qualifies as Level 2.

The Company also has certain financial instruments that are not measured at fair value for which the book value approximates their fair value, except for:

Financial Debt

As of June 30, 2022, fair value of financial debt is as follows:

	Carrying Value	Fair Value

Notes	180,054	178,621
Other financial debts	158,395	151,821
	338,449	330,442

The fair value of the financial debt was assessed as follows:

a)	The fair value of Notes traded in active markets was measured based on quoted market prices at the end of the reporting period. As a result, its valuation classifies as Level 1.

b)	The fair value of Notes that are not traded in an active market was measured based on quotes provided by first-tier financial entities, so their valuation qualifies as Level 2.

c)	Fort the rest of the financial debt, the fair values were calculated based on cash flows discounted using a current lending rate, so as they are classified as level 3.

NOTE 19 – PURCHASE COMMITMENTS

The Company has entered into various purchase commitments with domestic and foreign suppliers amounting to approximately $130,995 as of June 30, 2022 (of which $35,803 corresponds to PP&E commitments).

NOTE 20 – EQUITY

(a)   Capital Stock

As of June 30, 2022 and December 31, 2021, the capital stock of Telecom Argentina amounts to $2,153,688,011, represented by the same number of common book-entry shares with nominal value of $1 peso, as detailed below:

Class of Shares	Total
Class “A”	683,856,600
Class “B”	628,058,019
Class “C”	106,734
Class “D”	841,666,658
Total	2,153,688,011

As of the date of these unaudited consolidated financial statements, all the shares of Telecom Argentina are authorized by the CNV for public offering.

Class B Shares are listed and traded on the leading companies’ panel of the BYMA and the American Depositary Shares (ADS) representing 5 Class “B” shares of the Company are traded on the NYSE under the symbol TEO.

(b)   Provisions of the Telecom Ordinary and Extraordinary Shareholders’ meeting

The Ordinary and Extraordinary Shareholders’ meeting of Telecom held on April 27, 2022 decided, among other issues, the following:

(a)	to approve the Annual Report and the financial statements of Telecom as of December 31, 2021;

(b)	to approve the Board of Directors’ proposal expressed in current currency of March 31, 2022 using the National Consumer Price Index (National CPI), as provided by CNV Resolution No. 777/18, in respect to the unallocated retained earnings as of December 31, 2021 of $10,056,956,479 Argentine pesos ($ 11,797 million in current currency as of June 30, 2022): (i) to allocate $502,847,824 Argentine pesos ($ 556 million in current currency as of June 30, 2022) to “Legal Reserve”, (ii) to allocate $9,554,108,655 Argentine pesos ($ 11,241 million in current currency as of June 30, 2022) to the “Facultative Reserve to maintain the capital investments level and the current level of solvency”, and (iii) the reclassification of $18,817,248,927 Argentine pesos ($ 20,814 million in current currency as of June 30, 2022) from the “Facultative Reserve to maintain the capital investments level and the current level of solvency” to the “Contributed Surplus”;

TELECOM ARGENTINA S.A.

(c)  approved to delegate to the Board of Directors the power to cancel before June 30, 2022 the "Facultative Reserve to maintain the capital investments level and the current level of solvency" in an amount such that it allows distributing a combination of Global Bonds 2030 and Global Bonds 2035 as non-cash assets dividends for a market value at the date of determination of its value of up to $41,000 million. For further information on the distribution of dividends see Note 2.b.

NOTE 21 – REVENUES

Revenues include:

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Mobile Services	50,490	54,124	103,718	109,622
Internet Services	28,295	29,783	59,308	61,551
Cable Television Services	23,296	28,049	48,849	58,484
Fixed and Data Services	16,019	20,915	33,404	42,445
Other services revenues	1,124	812	2,248	1,888
Subtotal Services revenues	119,224	133,683	247,527	273,990
Equipment revenues	7,673	11,326	17,050	21,208
Total Revenues	126,897	145,009	264,577	295,198

NOTE 22 – OPERATING EXPENSES

Operating expenses disclosed by nature of expense amounted to $273,112 and $286,500 for the six-month period ended June 30, 2022 and 2021, respectively. The main components of the operating expenses are the following:

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
Employee benefit expenses and severance payments	Profit (loss)		Profit (loss)
Salaries, social security expenses and benefits	(28,361)	(27,227)	(54,826)	(53,496)
Severance indemnities	(3,065)	(1,974)	(4,651)	(3,147)
Other employee expenses	(685)	(633)	(1,042)	(1,084)
	(32,111)	(29,834)	(60,519)	(57,727)
Fees for services, maintenance, materials and supplies
Maintenance and materials	(8,327)	(9,509)	(16,493)	(19,210)
Fees for services	(7,543)	(7,001)	(13,986)	(13,984)
Directors and Supervisory Committee’s members’ fees	(141)	(167)	(232)	(431)
	(16,011)	(16,677)	(30,711)	(33,625)
Taxes and fees with the Regulatory Authority
Turnover tax	(4,724)	(5,417)	(9,810)	(10,970)
Regulatory Entity Fees	(2,343)	(2,627)	(5,037)	(5,456)
Municipal taxes	(1,339)	(1,588)	(2,785)	(3,211)
Other taxes and fees	(1,436)	(1,541)	(2,738)	(3,217)
	(9,842)	(11,173)	(20,370)	(22,854)
Cost of equipment and handsets
Inventory balance at the beginning of the year	(3,082)	(7,605)	(4,682)	(8,171)
Plus:
Purchases	(8,129)	(6,010)	(13,887)	(13,056)
Other	454	(329)	761	165
Less:
Inventory balance at the end of the period	5,352	5,941	5,352	5,941
	(5,405)	(8,003)	(12,456)	(15,121)
Other operating expenses
Provisions	(3,959)	(2,888)	(4,483)	(3,153)
Rental and internet capacity	(740)	(886)	(1,594)	(1,909)
Energy, water and other services	(2,390)	(2,400)	(4,663)	(4,787)
Other	(1,560)	(1,044)	(2,879)	(2,517)
	(8,649)	(7,218)	(13,619)	(12,366)
Depreciation, amortization and impairment of fixed assets
Depreciation of PP&E	(34,680)	(37,513)	(69,817)	(73,679)
Amortization of intangible assets	(4,880)	(5,236)	(9,922)	(10,547)
Amortization of rights of use assets	(3,638)	(3,424)	(7,112)	(6,679)
Impairment of fixed assets	74	(711)	(2,530)	(842)
	(43,124)	(46,884)	(89,381)	(91,747)

TELECOM ARGENTINA S.A.

Operating expenses, disclosed per function are as follows:

Concept	Operating costs	Administration costs	Commercialization costs	Total 06.30.2022	Total 06.30.2021
Employee benefit expenses and severance payments	(34,966)	(11,244)	(14,309)	(60,519)	(57,727)
Interconnection costs and transmission costs	(8,118)	-	-	(8,118)	(10,898)
Fees for services, maintenance, materials and supplies	(14,168)	(5,866)	(10,677)	(30,711)	(33,625)
Taxes and fees with the Regulatory Authority	(20,019)	(158)	(193)	(20,370)	(22,854)
Commissions and advertising	(8)	(260)	(14,497)	(14,765)	(16,480)
Cost of equipment and handsets	(12,456)	-	-	(12,456)	(15,121)
Programming and content costs	(16,719)	-	-	(16,719)	(20,577)
Bad debt expenses	-	-	(6,454)	(6,454)	(5,105)
Other operating expenses	(9,559)	(1,761)	(2,299)	(13,619)	(12,366)
Depreciation, amortization and impairment of fixed assets	(68,045)	(13,138)	(8,198)	(89,381)	(91,747)
Total as of 06.30.2022	(184,058)	(32,427)	(56,627)	(273,112)
Total as of 06.30.2021	(200,764)	(24,998)	(60,738)		(286,500)

NOTE 23 – FINANCIAL RESULTS, NET

	Three-month period ended June 30,		Six-month period ended June 30,
	2022	2021	2022	2021
	Profit (loss)		Profit (loss)
Interests on financial debts (*)	(1,955)	(6,204)	(2,264)	(10,913)
Foreign currency exchange gains on financial debts (**)	9,932	20,282	27,253	30,829
Total Debt financial results	7,977	14,078	24,989	19,916
Losses on operations with notes and bonds	(6,203)	(910)	(9,320)	(1,540)
Other exchange differences (***)	524	2,626	457	6,814
Other interests, net and other investments results	(192)	(929)	299	(1,693)
Other taxes and bank expenses	(1,225)	(1,463)	(2,547)	(2,880)
Financial expenses on pension benefits	(118)	(123)	(256)	(259)
Financial discounts on assets, debts and others	(606)	(1,385)	(1,242)	(2,578)
RECPAM	12,329	6,272	26,311	12,705
Total other financial results, net	4,509	4,088	13,702	10,569
Total financial results, net	12,486	18,166	38,691	30,485

(*) Includes ($90) and ($295) corresponding to net losses generated by DFI in the six-month period ended June 30, 2022 and 2021, respectively.

(**) Includes ($170) and ($992) corresponding to net losses generated by DFI in the six-month period ended June 30, 2022 and 2021, respectively.

(***) Includes $149 corresponding to income related to decreases in financial assets at amortized cost in the six-month period ended June 30, 2021.

NOTE 24 - BALANCES AND TRANSACTIONS WITH COMPANIES UNDER SECTION 33 - LAW No. 19,550 AND RELATED PARTIES

a)     Controlling Company

CVH is the controlling company of Telecom Argentina, holding directly and indirectly 28.16% of the capital stock of the Company. Additionally, both VLG S.A.U. (company controlled by CVH) and Fintech Telecom, LLC, contributed to the Voting Trust, according to the Shareholders’ Agreement, shares representing 10.92% of the capital of the Company, respectively, so the shares subject to such agreement represent 21.84% of the capital of the Company (the “Shares in Trust”).

According to the Voting Trust Agreement, the trustee appointed by CVH must vote the Shares in Trust as instructed or voted by CVH with respect to all issues except in respect of certain matters subject to veto under the Shareholders’ Agreement.

For further details on the Voting Trust Agreement and the Shareholders’ Agreement, see Note 27 to the consolidated financial statements as of December 31, 2021.

b)    Related Parties

For the purposes of these unaudited consolidated financial statements, related parties are those individuals or legal entities which are related to Telecom in terms of IAS 24.

TELECOM ARGENTINA S.A.

c)	Balances with Companies under section 33 - Law No. 19,550 and Related Parties

●	Companies under section 33 - Law No. 19,550 – Associates

CURRENT ASSETS	June 30,	December 31,
Trade receivables	2022	2021
Ver TV	2	1
	2	1
Other receivables
La Capital Cable	276	302
Ver TV	2	3
	278	305
CURRENT LIABILITIES
Trade payables
TSMA	3	-
	3	-

●	Related parties

CURRENT ASSETS	June 30,	December 31,
Trade receivables	2022	2021
Other Related parties	205	246
	205	246
Other receivables
Other Related parties	4	5
	4	5
CURRENT LIABILITIES
Trade payables
Other Related parties	1,220	1,649
	1,220	1,649

d)	Transactions with Companies under section 33 - Law No. 19,550 and related parties

●	Companies under section 33 - Law No. 19,550– Associates

	Transaction	Six-month period ended June 30,
		2022	2021
		Profit (loss)
		Revenues
La Capital Cable	Services revenues and other revenues	24	31
Ver TV	Services revenues and other revenues	4	3
		28	34

		Operating costs
La Capital Cable	Fees for services	(66)	(56)
		(66)	(56)

●	Related Parties

	Transaction	Six-month period ended June 30,
		2022	2021
		Profit (loss)
		Revenues
Other Related parties	Services and advertising revenues	175	208
		175	208

		Operating costs
Other Related parties	Programming costs	(2,541)	(2,757)
Other Related parties	Editing and distribution of magazines	(492)	(599)
Other Related parties	Advisory services	(350)	(423)
Other Related parties	Advertising purchases	(166)	(344)
Other Related parties	Other purchases and commissions	(105)	(126)
		(3,654)	(4,249)

The transactions discussed above were made by Telecom under the same conditions than would have been obtained from unaffiliated third parties. When Telecom’s transactions represented more than 1% of its total shareholders’ equity, they were approved according to Law No. 26,831, the Bylaws and the Executive Committees’ Faculties and Performance Regulation.

TELECOM ARGENTINA S.A.

NOTE 25 – RESTRICTIONS ON DISTRIBUTION OF PROFITS

Under the LGS, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years’ adjustments and accumulated losses must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock) plus inflation adjustment of common stock.

NOTE 26 – ECONOMIC ENVIRONMENT

The Company operates in a complex economic environment, with a strong volatility in the main variables, both at the national and international level.

Since the World Health Organization declared COVID-19 a global pandemic on March 11, 2020, governments around the world, and in particular the Argentine Government, have put in place various measures throughout the years 2020 and 2021 to curb the spread of the virus. The implementation of such measures led to a marked decline in production levels and economic activity.

During the first half of 2022, given the considerable decline in infection levels thanks to the large-scale vaccination campaigns that reached the whole population, and that the current cases mostly entail mild symptoms, the Ministry of Health issued Resolution No. 705 which waived the obligation to keep social distancing, establishing recommendations for general care at work, educational and social environments and at public transport, which include the use of face masks and ventilation in indoor settings.

On the other hand, the international conflict that started in March 2022 between Ukraine and Russia also led to a fall in financial markets, an increase in the prices of raw materials and certain commodities (for example wheat and oil, among others), causing an increase in inflation rates, fluctuations in the exchange rate of foreign currencies, and an increase in interest rates.

At the national level, the impact of the situation described above and the prevailing political conditions had an adverse effect on the Argentine economy in general and on the stock market in particular, mainly causing:

i)	an inflationary acceleration and higher devaluation of the Argentine peso, being the inflation rate for the six-month period of 36.2% and the variation of the Banco Nación Divisas $/US$ exchange rate of 21.9%; for the six-month period;

ii)	volatility in the stock market in which the Company operates. The market price of its shares in nominal values increased by 12.0% half-yearly, while in constant currency it decreased by 17.8%, due to the fact that the market price of shares is not usually directly affected by the inflation (It is important to note that the value of the shares has begun to recover at the date of presentation of these unaudited consolidated financial statements);

iii)	greater exchange restrictions on the access to the FX Market (MULC, for its Spanish acronym), which could affect the Company's ability to access it and also affect the value of foreign currency in existing alternative markets. The gap as of June 30, 2022 between the MULC and the existing alternative markets (Electronic Payment Market “MEP dollar”) amounts to 97.5%; and

iv)	an increase in country risk and interest rates.

These situations generate various consequences in the economic and financial situation of Telecom, such as a decrease in sales revenues (given the impossibility of transferring accumulated inflation to prices) and increases in labor costs that follow the inflationary increase, despite the efforts of the Company in reducing its costs. This results in operating loss as of June 30, 2022 of $8,535 million, compared to a profit of $8,698 million as of June 30, 2021, showing a total decrease of $17,233 million.

On the other hand, it is worth mentioning that, as mentioned in previous paragraphs, given that the market price of the company's shares does not directly follow the inflationary increase, the Company value may occasionally be lower than the equity book value. This occurs mainly because fixed assets increase their values based on the inflation rate.

The fact that these situations are maintained and last over time, may imply the need to review the valuation of fixed assets.

Consequently, the Company's Management will continue to permanently monitor the evolution of the aforementioned situations and the evolution of the variables that affect its business in order to determine the potential impacts on its economic and financial position. Therefore, the Company's unaudited consolidated financial statements must be read in the light of these circumstances.

TELECOM ARGENTINA S.A.

NOTE 27 – RECENT DEVELOPMENTS CORRESPONDING TO THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

1.	Regulatory issues

a)	Decree No. 690/20 - Amendment to the LAD

On August 22, 2020, the PEN issued Decree No. 690/20 (“Decree N° 690/20”) amending the LAD. Decree No. 690/20 declared ICT Services (which includes fixed and mobile telephony services, cable television and Internet) as well as access to telecommunications networks for and between licensees as “essential and strategic competition public services”, and empowered the ENACOM to ensure accessibility.

Decree No. 690/20 further established that the prices of: (i) the essential and strategic competition public ICT Services, (ii) the prices of those services provided in accordance with the Universal Service and (iii)the prices of those services determined by the ENACOM for public interest reasons, shall be regulated by ENACOM.

Moreover, Decree No. 690/20 established that ENACOM is the agency responsible for the enactment of any regulation related to the ICT’s PBU.

Finally, Decree No. 690/20 suspended any price increases or changes set or announced by the ICT’s licensees from July 31, 2020 to December 31, 2020.

Decree No. 690/20 has been ratified by the Argentine Congress under Law No. 26,122 and has been regulated through ENACOM Resolutions No. 1,466/20 and 1,467/20.

Resolution No. 1,466/20 allowed ICT licensees providing Internet access services, subscription broadcasting services through physical, radio-electric or satellite link, fixed telephony services and mobile telecommunications services -in all cases in their different and respective modalities- to increase retail prices for services up to 5% during January 2021. In order to establish the percentages approved, licensees must consider the prices effective as of July 31, 2020 as the price of reference. Such Resolution also provides that ICT Services Licensees may request a higher increase on an exceptional basis in accordance with the provisions of Section 48 of the LAD.

Resolution No. 1,467/20 regulated the Compulsory Universal Telecommunication Service (“PBU”) provided by Decree No. 690/20 for the different services provided by ICT licensees, establishing the price and the characteristics of each service plan, namely:

●	PBU-SBT: Compulsory Universal Provision of Basic Fixed Telephony Service;

●	PBU-SCM: Compulsory Universal Provision of Basic Mobile Communication Service;

●	PBU-I: Compulsory Universal Provision of Basic Internet Access Value Added Service;

●	PBU-TP: Compulsory Universal Basic Provision of subscription television services by physical or radio-electric or satellite link.

The Company began to implement an increase in prices as from January 2021, in order to match the increase in its costs due to the inflation. Nevertheless, it failed to transfer to the price of its services the inflation accumulated in the period March-December 2020, as a result of different measures provided by the PEN. Additionally, the Company initiated legal proceedings before the Federal Court of Appeals on Administrative Litigation Matters challenging the constitutionality of Decree No. 690/20 and the aforementioned ENACOM Resolutions, which was notified to the PEN on October 7, 2021.

In this context, the Company sought to obtain a precautionary measure suspending the application of the aforementioned ENACOM regulations and Decree No. 690/20. On January 29, 2021, the Company´s petition was denied and the precautionary measure rejected. The Company appealed such decision and, on April 30, 2021, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal, revoke the first instance court’s decision and, consequently, grant the preliminary injunction requested by the Company, ordering the suspension of the effects of sections 1, 2, 3, 4, 5 and 6 of Decree No. 690/20 and of ENACOM resolutions provided as a consequence and their non-applicability to the Company. This preliminary injunction was initially granted for a period of six months and then extended for an additional six-month period until April 21, 2022, and an additional six-month period until October, 2022. As supported by the preliminary injunction granted, the Company increased the prices of its services in order to continue to match the increase in its costs due to the inflation.

In reaching its decision, the Court considered, that the “configuration of circumstances prima facie lead to serious and founded questioning of Decree 690/2020's reasonability standard and legitimacy and of ENACOM's resolutions adopted as a consequence, due to the direct adverse effects they have on Telecom Argentina's property rights, which derive from Information and Communication Technology services provision, under a free competition system, ruled, authorized and granted (depending on the case), by the National State itself”.

The PEN and ENACOM filed appeals against the aforementioned decision of the Federal Court of Appeals on Administrative Litigation Matters, which were denied on June 18, 2021.

TELECOM ARGENTINA S.A.

On June 29, 2021, the PEN and ENACOM filed an appeal before the Argentine Supreme Court of Justice. As of the date of these consolidated financial statements, a decision on these legal proceedings remains is pending.

Additionally, on March 18, 2022, the Federal Administrative Court of Appeals – Chamber II, obtained the first instance resolution dated October 21, 2021 that had extended the term of the precautionary measure. Against said ruling, both the PEN and the ENACOM filed extraordinary appeals, which are being substantiated.

The Company, with the assistance of its legal advisors, is analyzing the actions that may be necessary in order to protect its rights. The Company’s Management and its legal advisors, consider that the Company has solid legal arguments to support its position and that there is a reasonable likelihood that this matter will result in a favorable outcome for the Company, notwithstanding the fact that at this stage it is not possible to predict the final outcome of the claim.

b)	Spectrum incorporated to the Company under the corporate reorganizations of Telecom and the merger with Cablevisión

In December 2017, the Company was served with ENACOM Resolution No. 5,644-E/2017, whereby that agency decided, among other things, to authorize the transfer in favor of Telecom Argentina of the authorizations and permits to use frequencies and allocations of numbering and sign-posting resources to provide the services held by Cablevisión, pursuant to effective regulations, and the agreement executed by Nextel Communications Argentina S.R.L. on April 12, 2017 (IF-2017-08818737-APN-ENACOM#MCO), whereby Telecom Argentina, in its capacity as absorbing company of Cablevisión, shall, within a term of two years as from the date on which the merger was approved by the CNDC and the ENACOM, return the radio-electric spectrum that exceeds the limit set under Section 5 of Resolution No. 171-E/17 issued by the Ministry of Communications.

During 2019 Telecom Argentina proceeded with a partial return of the radio-electric spectrum that exceeds the limit set (40 Mhz).and completed it in March 2022 (40 Mhz).

Moreover, on March 15, 2022, the ENACOM issued Resolution No. 419/2022 through which it accepted the return of spectrum by Telecom Argentina under the terms of ENACOM Resolution No. 5644-E/2017.

Consequently, the Company recognized as of June 30, 2022 an impairment of $1,853 million in Depreciation, amortization and impairment of fixed assets line.

c)	ENACOM Resolution No. 798/2022 – On-demand allocation of spectrum blocks

Through Resolution No. 798/2022 published in the Official Gazette on May 19, 2022, the ENACOM began the process for the on-demand allocation of spectrum blocks of the 2500-2570 MHz and 2620-2690 MHz frequencies for the provision of SCMA services. Through said Resolution, the ENACOM also approved the bidding terms and conditions and the list of locations for which there is spectrum available for the provision of SCMA services.

On May 31, 2022, Telecom made a filing requesting the allocation of spectrum blocks under this process. As of the date of these unaudited consolidated financial statements, said allocation request has still not been approved.

2.	Corporate issues

●	Offers for Irrevocable Call Option on the minority Shares of Open Pass S.A.

On December 29, 2021, the subsidiary Micro Sistemas received from two shareholders of Open Pass S.A. (a company that provides IT services related to software development and maintenance, with which Micro Sistemas has a contract for the use and development of the electronic wallet platform) offers for irrevocable call options for a total of 6,999,580 of the shares (representing 15% of total Open Pass S.A. capital stock). On January 4, 2022 Micro Sistemas accepted the offers by paying US$0.7 million as consideration for the granting of said purchase options.

The call options could be exercised by Micro Sistemas, at its sole discretion, during a period of twelve (12) months from the date of acceptance.

The call options include, together with the shares, the assignment and transfer of all the economic and political rights inherent therein. If the options are exercised, the price to be paid for the shares has been determined at US$7.5 million.

As of the date of these unaudited consolidated financial statements, the call options were not executed.

TELECOM ARGENTINA S.A.

3.	Assets classified as held for sale

On March 21, 2022, the Company executed a pre-sale agreement for its building “Costanera” located at Las Heras 2502, Autonomous City of Buenos Aires, Argentina, for a total of US$ 6 million.

On April 27, 2022, the Company’s Board of Directors approved the proposal for the sale of the building. Subsequently, on June 6, 2022, an agreement was executed for the sale whereby the granting of the corresponding conveyance deed for the ownership and possession of property is subject to the condition precedent that the Company shall obtain ENACOM’s authorization for the sale of the property due to the fact that said building is used for rendering ICT Services (the estimated term for obtaining ENACOM’s authorization is 18 months as from the date of the sale agreement).

As of June 30, 2022, the Company received an advance payment of US$ 2 million.

Due to the fact that the carrying amount will be recovered primarily through a sale transaction, rather than through its continued use, that the building is available as is for immediate sale, and that its sale is highly likely, the asset complies with IFRS 5 guidelines to be considered a non-current asset held for sale.

In addition, considering that the carrying amount of the assets associated with the sale exceeds its recoverable value, the Company, as of June 30, 2022, recognized an impairment of $ 1,250 million disclosed under Depreciation, Amortization, and Impairment of Fixed Assets.

4.	Acquisition of NYSSA

On June 1, 2022, the Company acquired 100% of the issued shares of NYSSA (represented by 10,000 shares, of $1,000 per share and represents one vote each), whose corporate purpose is to provide internet access services in Mendoza, Argentina, through a license granted by the ENACOM.

The acquisition is expected to position the Company in Cuyo region, Argentina, thus increasing broadband clients. Likewise, it will be integrated with the investment in sites budgeted by the Company in the province of Mendoza for the mobile service, generating the convergence of both products and unifying the Flow and Personal brands.

The base price of the transaction was US$3.4 million. This price has been determined based on the number of NYSSA clients and is subject to adjustments established in the contract.

As of June 30, 2022 the Company has paid the equivalent of 40% of the base price for a total amount of US$1.4 million (equivalent to $284.3 million). The remaining balance will be paid in four equal and consecutive annual installments, and will accrue an interest on balances of 6% per year in dollars. The installments may be paid, at the option of the Company, in Argentine pesos determined based on the variation between the quotation values of certain public securities in foreign currency and Argentine pesos established in the contracts. The Company recognized the debt at fair value, considering that the payments will be in Argentine pesos. The debt has been recognized as “Other liabilities” and the effects of the variation in its fair value will be recognize in “Financial discounts on assets, debts and others” within “Other financial results, net”. As of June 30, 2022 the debt amounts to $512 million, of which $130 are current and $382 million are non-current.

The Company's Management has made a preliminary determination of the fair value of the assets acquired and liabilities assumed (net assets) as of June 1, 2022 and the determination of the goodwill. Consequently, the values of assets and liabilities shown below are preliminary.

Acquisition-related costs are recognized as expenses.

Details of the purchase consideration, the net assets acquired and goodwill in currency of June 1, 2022 are as follows:

Purchase consideration	(In millions of Argentine pesos)
Cash Paid	284.3
Remaining balance	426.4
Valor total	710.7

TELECOM ARGENTINA S.A.

The assets and liabilities recognized as a result of the acquisition are as follows:

(In millions of Argentine pesos)
Cash and cash equivalents	0.8
Trade receivables	44.9
PP&E	229.4
Trade payables	(43.1)
Other taxes payables	(15.3)
Other assets / liabilities, net	(12.4)
Net identifiable assets acquired	204.3
Goodwill (i)	506.4
Total	710.7

(i)	Goodwill recognized represents the excess of the preliminary purchase consideration transferred over the preliminary fair value of the identifiable net assets acquired. The goodwill is attributable to the synergies that are expected to arise after the acquisition of the subsidiary. It is not amortized and its recoverable value must be tested for impairment at least annually. Goodwill is not deductible for tax purposes. It has been allocated to the Argentine UGE.

Revenue and profit contribution of NYSSA

The acquired business contributed revenues of $41 million and net loss of $1 million to the Group for the period from June 1, 2022 to June 30, 2022.

NOTE 28 – SUBSEQUENT EVENTS TO JUNE 30, 2022

Term Loan

On July 18, 2022, the Company pre-paid the remaining balance under the contract Term Loan executed on October 8, 2018 for US$142.2 million (US$140 million of principal and US$2.2 million of interest). The pre-payments made by the Company during the term of the contract did not generate penalties.

BBVA Loan

On July 13, 2022, the Company subscribed a loan agreement with BBVA Argentina Bank S.A. for a total amount of $211.4 million. Total principal will be settled by one payment at maturity date, which will be in July 2025. The loan bears interest that will be paid in a monthly basis from its issuance date until its maturity date at a fixed rate of 47.9%.

Number Portability Regulation

Through Resolution No. 1514/2022, published on July 26, 2022 in the Official Gazette, the ENACOM ordered a 60-calendar-day extension of the period for postponing the start of operations and implementation of Number Portability for Services. of Fixed Telephony that was established in Resolution No. 32/2022.

Banco Santander Río Loan (“Santander”)

On July 27, 2022, the Company executed an addendum to Santander loan signed on August 18, 2022 for a total amount of $4,000 million, and agreed to change the amortization schedule of principal maturity that would take place on August 18, 2022, by deferring it to July 27, 2023. Additionally, a new fixed interest rate of 55% annual nominal was renegotiated from July 27, 2022.

Interests in Joint Operations

On July 27, 2022, the Ministry of the Chief Cabinet of the Province of Buenos Aires, communicated the UTE Ertach S.A. – Telecom Argentina S.A., the completion of the agreement, which was finalized on July 28, 2022. In addition, it requested to confirm which links covered as of today by the UTE, could be covered by each company that is part of it.

Carlos Moltini

Chairman of the Board of Directors

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2022

(In millions of Argentine pesos or as expressly indicated)

1.	General considerations

As required by CNV regulations, the Company has prepared its unaudited consolidated financial statements as of June 30, 2022 under IFRS.

As provided under Resolution No. 777 issued by the CNV on December 28, 2018, this Report discloses the comparative balances for the three and six-month periods ended June 30, 2021, restated to current currency as of June 30, 2022.

The table below shows the evolution of the National Consumer Price Index (National CPI with the characteristics identified in Note 1.d) to the unaudited consolidated financial statements) of the last two years and as of June 30, 2022 and 2021 according to official statistics (INDEC) and the Banco Nación US dollar exchange rate used for the preparation of this operating and financial review and prospects and the accompanying financial statements:

	As of December 31, 2020	As of June 30, 2021	As of December 31, 2021	As of June 30, 2022

National Consumer Price Index (December 2016=100)	385.88	483.60	582.46	793.03

Variation in Prices
Annual	36.1%	50.2%	50.9%	64.0%
Accumulated 3 months since March 2021 / 2022	n/a	11.0%	n/a	17.3%
Accumulated 6 months	n/a	25.3%	n/a	36.2%

Banco Nación US$/$ exchange rate	84.15	95.72	102.72	125.23

Variation in the exchange rate
Annual	40.5%	35.9%	22.1%	30.8%
Accumulated 3 months since March 2021 / 2022	n/a	4.0%	n/a	12.8%
Accumulated 6 months	n/a	13.8%	n/a	21.9%

2.	Telecom’s activities for the six-month period ended June, 2022 (“1H22”) and 2021 (“1H21”)

			Variation
	1H22	1H21	$	%
Revenues	264,577	295,198	(30,621)	(10.4)
Employee benefit expenses and severance payments	(60,519)	(57,727)	(2,792)	4.8
Interconnection and transmission costs	(8,118)	(10,898)	2,780	(25.5)
Fees for services, maintenance, materials and supplies	(30,711)	(33,625)	2,914	(8.7)
Taxes and fees with the Regulatory Authority	(20,370)	(22,854)	2,484	(10.9)
Commissions and advertising	(14,765)	(16,480)	1,715	(10.4)
Cost of equipment and handsets	(12,456)	(15,121)	2,665	(17.6)
Programming and content costs	(16,719)	(20,577)	3,858	(18.7)
Bad debt expenses	(6,454)	(5,105)	(1,349)	26.4
Other operating expenses	(13,619)	(12,366)	(1,253)	10.1
Depreciation, amortization and impairment of fixed assets	(89,381)	(91,747)	2,366	(2.6)
Operating (loss) income	(8,535)	8,698	(17,233)	n/a
Earnings from associates	144	189	(45)	(23.8)
Debt financial results	24,989	19,916	5,073	25.5
Other financial results, net	13,702	10,569	3,133	29.6
Income (loss) before income tax	30,300	39,372	(9,072)	(23.0)
Income tax	1,579	(42,114)	43,693	n/a
Net (loss) income	31,879	(2,742)	34,621	n/a

Attributable to:
Controlling Company	31,260	(3,288)	34,548	n/a
Non-controlling interest	619	546	73	13.4
	31,879	(2,742)	34,621	n/a
Basic and diluted earnings (losses) per share attributable to the Controlling Company (in Argentine pesos)	14.51	(1.53)

In relation to the economic performance, adjusted EBITDA amounted to $80,846, representing 30.6% of consolidated revenues. Depreciation, amortization and impairment of fixed assets totaled $89,381, consequently, the operating loss for 1H2022 amounted to $8,535. Financial results and income tax were positive and amounted to $38,691 and $1,579, respectively, consequently, net income amounted to $31,879.

I

●	Revenues

			Variation
	1H22	1H21	$	%
Mobile Services	103,718	109,622	(5,904)	(5.4)
Internet Services	59,308	61,551	(2,243)	(3.6)
Cable Television Services	48,849	58,484	(9,635)	(16.5)
Fixed and Data Services	33,404	42,445	(9,041)	(21.3)
Other services revenues	2,248	1,888	360	19.1
Subtotal Services revenues	247,527	273,990	(26,463)	(9.7)
Equipment revenues	17,050	21,208	(4,158)	(19.6)
Total Revenues	264,577	295,198	(30,621)	(10.4)

During 1H22 consolidated revenues showed a decrease of 10.4% (-$30,621 vs. 1H21) amounting to $264,577.

Albeit the greater demand for services, consolidated revenues decreased mainly because the rate of inflation for the last twelve months amounted to 64.0% and the Company did not transfer a portion of this effect to its prices.

Services revenues amounted to $247,527 in 1H22 (-9.7% vs. 1H21) and represent 93.6% and 92.8% of consolidated revenues of 1H22 and 1H21, respectively. Mobile Services revenues amounted to $103,718 in 1H22 (-$5,904 vs. 1H21), Internet Services revenues amounted to $59,308 in 1H22 (-$2,243 vs. 1H21), Cable Television Services revenues amounted to $48,849 in 1H22 (-$9,635 vs. 1H21) and Fixed and Data Services revenues amounted to $33,404 in 1H22 (-$9,041 vs. 1H21). Equipment revenues decreased 19.6%, amounting to $17,050 in 1H22 and represent 6.4% of consolidated revenues.

Consolidated Revenues include $33,412 and $130,351 in 1H22 and 1H21, respectively, related to the effect generated by the restatement in current currency as of June 30, 2022.

Mobile Services

Mobile Services revenues amounted to $103,718 (-$5,904 or -5.4% vs. 1H21), being the main business in term of service revenues (41.9% and 40.0% of services revenues in 1H22 and 1H21, respectively).

The effect generated by the restatement in current currency as of June 30, 2022 included in mobile services revenues amounted to $13,024 and $48,381 in 1H22 and 1H21, respectively.

Mobile services revenues in Argentina amounted to $94,957 (-$2,639 or -2.7% vs. 1H22), due to a decrease in the ARPU, partially offset by an increase of 4.2% in the number of customers.

Mobile services customers in Argentina amounted to 20.1 million and 19.3 million as of June 30, 2022 and 2021, respectively. The main ratios related to the services provided to these customers were:

●	As of June 30, 2022 and June 30, 2021, 58% of total customers are prepaid customers, and 42% are postpaid customers.

●	Mobile Internet services revenues are equivalent to 87% of the total mobile services revenues in Argentina.

●	The monthly average revenue per user (“ARPU”) is $779.2 pesos per month in 1H22 (vs. $861.2 pesos per month in 1H21), representing a decrease of 9.5%. The effect generated by the restatement in current currency as of June 30, 2022 included in ARPU amounted to $95.6 pesos and $379.9 pesos in 1H22 and 1H21, respectively.

●	The average churn rate per month positioned into 2.4% in 1H22 (vs. 1.5% average in 1H21).

Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.6 million customers with 4G devices throughout the country. The traffic carried by 4G technologies in 1H22 corresponds to the 95% of the total traffic.

Likewise, the number and variety of mobile offers with more data services to improve the connectivity of our customers were deepened, expanding the benefits of the plans to increase performance and their use. In this scenario, during 2H22 the WiFi Pass service was launched, which allows customers who are also subscribed to Internet service to activate free of charge gigabytes for exclusive use to share Internet from their handsets with any other device, without consuming data from their original plan.

Mobile services revenues generated in Paraguay amounted to $8,761 (-$3,265 or -27.1% vs. 1H21) due to decrease in ARPU in constant currency, partially offset by the appreciation of the Guaraní against the Argentine Peso.

II

The main ratios related to the mobile services in Paraguay were:

●	Núcleo's mobile customers amounted to 2.3 million as of June 30, 2022. As of June 30, 2022, 81% of total customers consist of prepaid customers and 19% consist of postpaid customers. As of June 30, 2021, 82% of total customers consist of prepaid customers and 18% consist of postpaid customers.

●	The monthly ARPU amounted to $653.8 pesos per month in 1H22 (vs. $915.0 pesos in 1H21), representing a 28.5% decrease.

●	The average churn rate per month amounted to 2.7% in 1H22 (vs. 3.6% in 1H21).

Internet Services

Internet services revenues amounted to $59,308 in 1H22 (-$2,243 or -3.6% vs. 1H21) driven mainly by the 5.3% decrease in broadband ARPU, which amounted to $2,240 pesos in 1H22 (vs. $2,365.1 pesos in 1H21). The effect generated by the restatement in current currency as of June 30, 2022 included in ARPU amounts to $281.7 pesos and $1,046.6 pesos in 1H22 and 1H21, respectively.

It should be noted that customers with service of 50Mb or higher represent 78% and 64% of the total customer base as of June 30, 2022 and 2021, respectively. Within this range, there are customers who have plans of 100 Mb, 300 Mb and 1,000 Mb that as of June 30, 2022 amounted to 1,349,380, 249,688 and 11,480, respectively (+80.2% as a whole compared to 1H21). This evidences the significant migration of clients with service of 50Mb to higher speeds in order to satisfy their demand for greater digitization.

Internet services subscriber base amounted to 4.2 million 1H22 customers. Churn rate per month positioned into 1.5% and 1.7% as of June 30, 2022 and 2021, respectively.

The effect generated by the restatement in current currency as of June 30, 2022 included in Internet Services revenues amounts to $7,544 and $27,232 in 1H22 and 1H21, respectively.

Cable Television Services

Cable Television Services revenues amounted to $48,849 in 1H22 (-$9,635 or -16.5% vs. 1H21). The variation is mainly due to a 13.9% decrease in ARPU, amounting to $2,239.3 pesos in 1H22 (vs. $2,602. pesos in 1H21). The effect generated by the restatement in current currency as of June 30, 2022 included in ARPU amounts to $292.8 pesos and $1,108.4 pesos in 1H22 and 1H21, respectively.

Subscriber base in Argentina remains stable amounting to 3.3 million customers as of June 30, 2022, of which 1.2 million are subscribed to Flow. Churn rate per month of Cable television services positioned into 1.3% and 1.0% as of June 30, 2022 and June 30, 2021, respectively.

Flow continue evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Star+, Netflix and Amazon Prime Video, making Flow the lead entertainment comprehensive platform in Argentina. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.

As part of the technological evolution of the Flow platform, the “Integrated Services Digital Broadcasting” (ISDBT) solution for digitizing the service began to be progressively available to the pay TV analog customer base. This new solution allows customers to have a digital service through their traditional cable connection without the need for a decoder. The deployment began in the cities of Neuquén, La Plata, Córdoba and Mar del Plata and areas surrounding each city and will continue to expand during the second half of 2022.

The effect generated by the restatement in current currency as of June 30, 2022 included in Cable television services revenues amounts to $6,171 and $25,870 in 1H22 and 1H21, respectively.

Fixed Telephony and Data Services

Fixed Telephony and Data Services revenues amounted to $33,404 in 1H22 (-$9,041 or -21.3% vs. 1H21).

The effect generated by the restatement in current currency as of June 30, 2022 included in Fixed and Data Services revenues amounts to $4,209 and $18,735 in 1H22 and 1H21, respectively.

The average monthly revenue billed per user (“ARPU”) of fixed telephony services amounted to $1,015.1 pesos in 1H22 (vs. $1,076.7 pesos in 1H21). The effect generated by the restatement in current currency as of June 30, 2022 included in ARPU amounts to $131.7 pesos and $477.5 pesos in 1H22 and 1H21, respectively.

The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.

Additionally, the new security solution "Strengthening users" has been developed, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.

III

Furthermore, during the last quarter the corporate segment launched a new comprehensive communication campaign for its Cloud vertical. It reflects how the company continues to support companies in the process of digital transformation they are going through, helping in the evolution and growth of their e-commerce, logistics and stock movement platforms, among other services.

Equipment

Equipment revenues amounted to $17,050 (-$4,158 or -19.6% vs. 1H21). This variation is mainly due to a decrease in handsets sold as compared to 1H21 (-17%), partially offset by an increase in handset average sale prices as compared to 1H21.

It is important to highlight that the Company, in terms of devices, continued to promote the updating of the handsets with financed offers and special discounts focused on the convergence of services.

The effect generated by the restatement in current currency as of June 30, 2022 included in Equipment revenues amounts to $2,224 and $9,295 in 1H22 and 1H21, respectively.

●	Operating costs (without depreciation, amortization and impairment of fixed assets)

Operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $183,731 in 1H22, which represents a decrease of $11,022 or -5.7% vs. 1H21. These lower costs are related with the decrease in interconnection and transmission costs, programming and content costs, cost of equipment and handsets, taxes and fees with the Regulatory Authority, commissions and advertising and fees for services, maintenance, materials and supplies, partially offset by an increase in employee benefit expenses and severance indemnities and bad debt expenses.

The effect generated by the restatement in current currency as of June 30, 2022 included in operating costs amounts to $24,703 and $88,016 in 1H22 and 1H21, respectively.

The operating costs breakdown is mainly as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments amounted to $60,519 in 1H22 (+$2,792 or +4.8% vs. 1H21). The increase was mainly due to increases in salaries agreed by the Company with several trade unions for unionized employees, and also for non-unionized employees, together with related social security charges, and higher severance payments, partially offset by a decrease in net payroll of 2.9% vs 1H21, amounting to 22,385 employees as of June 30, 2022.

The effect generated by the restatement in current currency as of June 30, 2022 included in employee benefit expenses and severance payments amounts to $7,228 and $25,496, as of 1H22 and 1H21, respectively.

Interconnection and transmission costs

Interconnection and transmission costs, which also includes charges for roaming, cost of international outbound calls and lease of lines and circuits, amounted to $8,118 in 1H22 (-$2,780 or -25.5% vs. 1H21). The decrease is mainly due to the new dynamics of the business that implies an optimization of links and sites partially compensated by an increase in the exchange rate in relation to the services fixed in US$.

The effect generated by the restatement in current currency as of June 30, 2022 included in interconnection and transmission costs amounts to $1,018 and $4,829 in 1H22 and 1H21, respectively.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $30,711 in 1H22 (-$2,914 or -8.7% vs. 1H21). The variation is mainly explained by the efficiency and management of resources through which maintenance and material costs decreased by $2,717 compared to 1H21.

The effect generated by the restatement in current currency as of June 30, 2022 included in fees for services, maintenance, materials and supplies amounts to $4,641 and $15,550 in 1H22 and 1H21, respectively.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority, including turnover tax, municipal taxes and other taxes and fees, decreased, amounting to $20,370 in 1H22 (-$2,484 or -10.9% vs. 1H21). This decrease corresponds mainly to the effect of lower revenues in 1H22 vs. 1H21. Taxes and fees with the Regulatory Authority represent 7.7% of consolidated revenues in 1H22 and 1H21.

The effect generated by the restatement in current currency as of June 30, 2022 included in taxes and fees with the Regulatory Authority amounts to $2,555 and $10,097 in 1H22 and 1H21, respectively.

Commissions and advertising

Commissions (including commissions paid to agents, collection commissions and other commissions) and advertising amounted to $14,765 in 1H22 (-$1,715 or -10.4% vs. 1H21). The decrease is mainly due to lower advertising services costs, partially offset by a slight increase charges for agent commissions.

IV

The effect generated by the restatement in current currency as of June 30, 2022 included in commissions and advertising amounts to $1,808 and $7,249 in 1H22 and 1H21, respectively.

Cost of equipment and handsets

Cost of equipment and handsets sold amounted to $12,456 in 1H22 (-$2,665 or -17.6% vs. 1H21). The variation is mainly due to a decrease in handsets sold of 17%, partially offset by an increase in the purchase prices of handsets, compared to 1H21.

The effect generated by the restatement in current currency as of June 30, 2022 included in cost of equipment and handsets amounts to $2,591 and $7,716 in 1H22 and 1H21, respectively.

Programming and content costs

Programming and content costs amounted to $16,719 in 1H22 (-$3,858 or -18.7% vs. 1H21), mainly due to operating efficiencies, partially offset by price increases in almost all signals.

The effect generated by the restatement in current currency as of June 30, 2022 included in programming and content costs amounts to $2,137 and $9,141 in 1H22 and 1H21, respectively.

Bad debt expenses

Bad debt expenses amounted to $6,454 (+$1,349 or +26.4% vs. 1H21). Bad debt expenses represent 2.4% and 1.7% of total consolidated revenues in 1H22 and in 1H21, respectively. The increase is mainly due to the deterioration of the economic situation in Argentina, which has a direct impact on bad debt rates. The low percentage of bad debts over revenue in 1H2021 is related to post-pandemic credit recovery actions. On the other hand, during 2Q22 the Company has improved the percentage of bad debts over revenue, amounting to 2.1%.

The effect generated by the restatement in current currency as of June 30, 2022 included in bad debt expenses amounts to $903 and $2,241 in 1H22 and 1H21, respectively.

Other operating expenses

Other operating expenses, which include provisions, energy and other public services, insurance, leases and internet capacity, among others, amounted to $13,619 (+$1,253 or +10.1% vs. 1H21). The increase is mainly due to higher provisions, partially offset by lower energy costs, lower rentals and internet capacity charges.

The effect generated by the restatement in current currency as of June 30, 2022 included in other operating expenses amounts to $1,822 and $5,697 in 1H22 and 1H21, respectively.

Depreciation, amortization and impairment of fixed assets

Depreciation, amortization and impairment of fixed assets amounted to $89,381 (-$2,366 or -2.6% vs. 1H21). The charge of the period includes the impact of the amortization of the CAPEX subsequent to June 30, 2021, partially offset by the effect of those assets that ended their useful life after that same date. On the other hand, impairment of spectrum and of the building “Costanera” for $3,103 million were recognized in 1H22, as reported in Notes 27.1.b) and 27.3, respectively.

The effect generated by the restatement in current currency as of June 30, 2022 included in depreciation, amortization and impairment of fixed assets amounts to $60,187 and $68,159 in 1H22 and 1H21, respectively.

●	Operating loss

Operating loss amounted to $8,535 in 1H22, representing 3.2% of consolidated revenues in 1H22, while in 1H21 it was an operating income of $8,698 (2.9% of consolidated revenues).

●	Financial results, net

			Variation
	1H22	1H21	$	%
Interests on financial debts	(2,264)	(10,913)	8,649	(79.3)
Foreign currency exchange gains (losses) on financial debts	27,253	30,829	(3,576)	(11.6)
Total debt financial results	24,989	19,916	5,073	25.5
Other exchange differences	457	6,814	(6,357)	(93.3)
Losses on operations with notes and bonds	(9,320)	(1,540)	(7,780)	n/a
Other interests, net and other investments results	299	(1,693)	1,992	n/a
RECPAM	26,311	12,705	13,606	107.1
Other	(4,045)	(5,717)	1,672	(29.2)
Total other financial results, net	13,702	10,569	3,133	29.6
Total financial results, net	38,691	30,485	8,206	26.9

V

We incurred in a financial gain, net of $38,691 in 1H22 (vs. a gain of $30,485 in 1H21). Financial Results, net in 1H22 mainly include (i) foreign exchange gains measured in real terms of $27,253 as a result of a 21,9% devaluation of the Argentine peso against the US dollar vs. a 36.2% inflation (vs. a gain of $30,289 in 1H21 – 13.7% devaluation of the Argentine peso against the US dollar vs. a 25.3% inflation), and the effect generated by the restatement in current currency, which amounted to a gain of $26,311 (vs. $12,705 in 1H21). These effects are partially offset by losses of (i) operations with notes and bonds of $9,320, (ii) interest on financial debts, measured in real terms, of $2,264 (vs. a loss of $10,913 in 1H21) and (iii) other financial results of $3,746.

●	Income tax

Telecom’s income tax charge includes the following effects: (i) the current tax payable pursuant to tax legislation applicable to Telecom, (ii) the effect of applying the deferred tax method on temporary differences arising out of the Company’s asset and liability valuation according to tax versus financial accounting criteria, including the income tax inflation effect and (iii) the effects mentioned in Note 13 of the unaudited consolidated financial statements.

Income tax amounted to $1,579 gain in 1H22 vs. $42,114 loss in 1H21. It includes the following effects: (i) current tax expenses, Telecom´s generated $18,772 tax expense in 1H22 (vs. $8,788 in 1H21), (ii) regarding the deferred tax in 1H22, Telecom recorded a deferred tax gain of $20,351 (vs. a loss of $33,326 in 1H21).

●	Net income (loss)

Telecom Argentina recorded a net income of $31,879 in 1H22 (vs. a net loss of $2,742 in 1H21) and represents 12.0% of consolidated revenues (vs. 0.9% in 1H21). Net income recorded in 1H22 is mainly due to the financial gains, net amounting to $38,691, partially offset by the operating loss amounting to $8,535.

Net income attributable to controlling shareholders amounted to $31,260 in 1H22 vs. a loss of $3,288 in 1H21.

●	Financial position, net

Consolidated financial position analysis
	June 30,	December 31,
	2022	2021	Variation
Financial assets - current	26,333	41,710	(15,377)
Total financial assets	26,333	41,710	(15,377)

Financial debt - current	(92,751)	(88,320)	(4,431)
Financial debt - non current	(245,698)	(275,097)	29,399
Total financial debt	(338,449)	(363,417)	24,968

Financial liabilities, net - current	(66,418)	(46,610)	(19,808)
Financial liabilities, net - non current	(245,698)	(275,097)	29,399
Total financial liabilities, net	(312,116)	(321,707)	9,591

The consolidated financial position, net (that is: Cash and cash equivalents plus Financial investments and IFD less Financial debts) is debt and amounted to $312,116 as of June 30, 2022, which represents a decrease of $9,591 compared to December 31, 2021.

●	Capital expenditures (CAPEX) and Rights of use assets additions

CAPEX and Rights of use assets additions composition 1H22 and 1H21 is as follows:

	In millions of $		Variation
	1H22	1H21	$	%
PP&E	36,813	52,209	(15,396)	(29.5)
Intangibles assets	1,880	1,730	150	8.7
Total CAPEX	38,693	53,939	(15,246)	(28.3)
Rights of use assets	6,526	14,450	(7,924)	(54.8)
Total	45,219	68,389	(23,170)	(33.9)

The Company and its subsidiaries’ main PP&E CAPEX projects are related to the expansion of cable TV and internet services in order to improve the transmission and speed offered to customers; the deployment of 4G services to support the growth of mobile Internet services, improvement of the quality service together with the launch of innovative VAS services.

VI

During 1H22 Telecom continued with the expansion of transmission and transport networks to join the different access technologies. In order to continue bringing fiber optic to customers, we consolidated the deployment of the different fiber optic architectures (mainly FTTH – Fiber to the home), substantially improving the possibility of offering high speed services. This deployment encompassed residential and corporate customers, new neighborhoods, gated communities, high-rises and shopping centers. The FTTH networks, allowed us to expand coverage of our services and also provide greater capacity to our customers. Additionally, we continued with the deployment of 4G technology, to achieve increasing coverage and capacity in various cities of Argentina, through the settlement in new sites, together with replacement and modernization of existing sites. Likewise, we continued with our investments in the pricing, billing and customer relationship systems.

3.	Telecom Group’s activities for the three-month period ended June 30, 2022 (“2Q22”) and 2021 (“2Q21”)

			Variation
	2Q22	2Q21	$	%
Revenues	126,897	145,009	(18,112)	(12,5)
Operating costs without depreciation, amortization and impairment of fixed assets	(93,783)	(99,229)	5,446	(5,5)
Depreciation, amortization and impairment of fixed assets	(43,124)	(46,884)	3,760	(8,0)
Operating loss	(10,010)	(1,104)	(8,906)	n/a
Earnings from associates	3	40	(37)	(92,5)
Financial results, net	12,486	18,166	(5,680)	(31,3)
Income before income tax expense	2,479	17,102	(14,623)	(85,5)
Income tax	1,547	(36,240)	37,787	n/a
Net income (loss)	4,026	(19,138)	23,164	n/a

Attributable to:
Controlling Company	3,664	(19,192)	22,856	n/a
Non-controlling interest	362	54	308	n/a
	4,026	(19,138)	23,164	n/a

Basic and diluted income (losses) per share attributable to the Controlling Company (in Argentine pesos)	1.70	(8.91)

Revenues in 2Q22 amounted to $126,897, operating costs (without depreciation, amortization and impairment of fixed assets) amounted to $93,783, depreciation, amortization and impairment of fixed assets amounted to $43,124 (equivalent to 34% of consolidated revenues) and operating loss amounted to $10,010 (equivalent to 7.9% of consolidated revenue in 2Q22 vs. 0.8% in 2Q21).

Services revenues amounted to $119,224 in 2Q22 -equivalent to 94.0% of consolidated revenues-, and equipment revenues amounted to $7,673 in 2Q22 –equivalent to 6.0% of consolidated revenues.

Mobile services revenues amounted to $50,490 in 2Q22 –equivalent to 42.3% of consolidated services revenues– which were mainly generated by Personal’s customers in Argentina.

Internet services revenues amounted to $28,295 in 2Q22 –equivalent to 23.7% of consolidated services revenues–.

Cable television services revenues amounted to $23,296 in 2Q22 –equivalent to 19.5% of consolidated service revenues– and they are mainly composed of services revenues provided in Argentina and Uruguay.

Finally, Fixed and data services revenues amounted to $16,019 in 2Q22 –equivalent to 13.4% of consolidated service revenues.

Operating costs without depreciation, amortization and impairment of fixed assets amounted to $93,783 in 2Q22, being the main components, employee benefit expenses and severance payments (amounted to $32,111); fees for services, maintenance, materials and supplies (amounted to $16,011); taxes and fees with the Regulatory Authority (amounted to $9,842); programming and content costs (amounted to $7,925); and commissions and advertising (amounted to $7,228).

Financial results, net amounted to a gain of $12,486 in 2Q22, mainly due to net foreign exchange gains, measured in real terms, amounting to $10,456 and the net gain on restatement in current currency amounting to $12,329, partially offset by losses on operations with notes and bonds amounting to $6,203, interests on financial debts amounting to $1,955, and other financial results amounting to $2,141.

Income tax gain amounted to $1,547 in 2Q22. Therefore, Telecom Argentina obtained a net income amounting to $4,026 in 2Q22, which represents 3.2% of consolidated revenues. Net income attributable to the controlling shareholders amounted to $3,664 in 2Q22.

VII

4.	Summary of comparative consolidated statements of financial position

		June 30,
	2022	2021	2020	2019	2018
Current assets	71,710	133,966	188,795	150,921	162,913
Non-current assets	1,330,881	1,406,510	1,445,645	1,462,542	1,440,384
Total assets	1,402,591	1,540,476	1,634,440	1,613,463	1,603,297
Current liabilities	216,573	206,187	316,062	216,344	342,665
Non-current liabilities	440,721	542,533	450,008	420,645	286,919
Total liabilities	657,294	748,720	766,070	636,989	629,584
Equity attributable to the Controlling Company	734,470	780,007	855,732	964,403	959,989
Equity attributable non-controlling interest	10,827	11,749	12,638	12,071	13,724
Total Equity	745,297	791,756	868,370	976,474	973,713
Total liabilities and equity	1,402,591	1,540,476	1,634,440	1,613,463	1,603,297

5.	Summary of comparative consolidated income statements

	1H22	1H21	1H20	1H19	1H18
Revenues	264,577	295,198	323,044	333,178	376,504
Operating costs	(273,112)	(286,500)	(287,354)	(300,268)	(309,198)
Operating (loss) income	(8,535)	8,698	35,690	32,910	67,306
Earnings from associates	144	189	531	580	618
Financial results, net	38,691	30,485	(23,287)	16,971	(68,979)
Income (loss) before income tax expense	30,300	39,372	12,934	50,461	(1,055)
Income tax expense	1,579	(42,114)	(8,106)	(26,800)	12,910
Net income (loss)	31,879	(2,742)	4,828	23,661	11,855
Other comprehensive (loss) income, net of tax	(2,721)	(3,530)	(2,619)	(7,456)	6,968
Total comprehensive income (loss)	29,158	(6,272)	2,209	16,205	18,823
Attributable to Controlling Company	29,112	(6,008)	2,151	17,274	16,293
Attributable to non-controlling interest	46	(264)	58	(1,069)	2,530

6.	Summary of comparative consolidated statements of cash flow

	1H22	1H21	1H20	1H19	1H18
Net cash flows provided by operating activities	75,760	92,388	116,441	114,701	92,850
Net cash flows used in investing activities	(73,246)	(96,697)	(58,056)	(62,415)	(57,514)
Net cash flows used in financing activities	(6,049)	(5,107)	(11,513)	(12,753)	(33,913)
Net foreign exchange differences and RECPAM on cash and cash equivalents	(1,975)	(1,743)	2,643	(5,042)	7,802
Total cash and cash equivalents (used) provided during the period	(5,510)	(11,159)	49,515	34,491	9,225

7.	Statistical data (in physical units in index-term)

	06.30.22	06.30.21	06.30.20	06.30.19	06.30.18
Cable TV Subscribers (i)	100.7%	101.5%	100.2%	99.8%	99.8%
Internet Access (ii)	104.1%	104.2%	101.1%	101.7%	101.0%
Fixed telephony services lines (ii)	81.0%	83.6%	84.2%	89.4%	96.9%
Personal Mobile telephony services lines (ii)	105.7%	101.5%	99.1%	97.0%	98.2%
Núcleo’s customers (ii)	102.4%	96.0%	95.4%	97.5%	97.2%
(i)	Base December 2013= 100

(ii)	Base December 2017= 100

8.	Consolidated ratios

	06.30.22	06.30.21	06.30.20	06.30.19	06.30.18
Liquidity (1)	0.33	0.65	0.60	0.70	0.48
Solvency (2)	1.13	1.06	1.13	1.53	1.55
Locked-up capital (3)	0.95	0.91	0.88	0.91	0.90

1)	Current assets/Current liabilities.

2)	Total equity/Total liabilities.

3)	Non-current assets/Total assets.

VIII

9.	Outlook

In addition to the impact of the post-epidemiological situation on the world economy and the geopolitical scenario posed by the war unleashed in Eastern Europe, Argentina has to face the effects generated by adverse macroeconomic variables, characterized by uncertainties about the future of local economy.

The acceleration of inflation, the devaluation of the currency and the increases in interest rates that are taking place in the country in recent times, together with the fall in the price of sovereign bonds, make up a complex framework for the sector private sector that should focus on ensuring business sustainability and maintaining employment levels, key factors for the future recovery of the country.

Telecom’s economic-financial results, as those of other companies operating in the country, reflect the impact of the inflationary processes and exchange rate fluctuations, especially considering that our main source of income is in pesos, while our industry requires intensive dollarized investments for the deployment of infrastructure and development of systems.

In this sense, the economic scenario has forced us to strongly focus our management on achieving operational efficiencies to maintain the high levels of investments necessary, not only to grow but also to maintain the quality of service that we provide to our more than 30 million customers. And despite the complex local scenario, we continued to deploy a solid and ongoing investment plan, which, favored by the Company’s financial health and the credibility in the local and international capital markets, it generates in the local and international market for obtaining external financing.

The uncertainty for ICT Services companies arising from the issuance of Decree No. 690/20, whereby the PEN declared that ICT Services are considered as public services provided on a competitive basis, remains still.

Recently, different courts have considered the rule, which proposed an untimely, arbitrary and unnecessary change in the sector regulation, ordering the suspension of Decree No. 690/20 and the resolutions issued subsequently and derived from it. The preliminary injunctions that are repeated in various parts of the country cover virtually the entire ICT industry, both large operators and SMEs.

In Telecom´s case, the Chamber of the Federal Court of Appeals on Administrative Litigation Matters decided by majority to accept the Company’s appeal and granted the precautionary measure requested. The precautionary measure opportunely granted was extended for another six-month period in October, 2021, and again on April, 2022 for the same period.

In this way, Court ratify that the entire ICT industry must have the capacity to set its trade policies and prices. Maintaining and encouraging competition instead of setting artificial barriers is the only and best way for users to continue accessing to more and better services.

In Telecom, despite the complex macroeconomic context, we maintain our vision of continuing to consolidate ourselves as an ecosystem of digital services, which are leveraged on connectivity and supported by a digital and cultural transformation process focused on the experience of our customers. We continue to develop digital talent, aware that our evolution path from a network company to a platform and systems company requires the reskilling of our employees. We are using agile methodologies and fostering a collaborative leadership model, which allows us to generate a change of mindset that fits the company we are building, and which is also reflected in new digital business products and services, primarily with IoT, smarthome and fintech solutions. We also encourage the incorporation of talent from the market, which allows us to continue expanding the footprint of our operation towards new businesses and add value to our activity.

From a financial point of view, during the first six months of 2022, we issued new Notes for a nominal value of $5,233 and we executed several lines of credit with multilateral organizations. This was possible thanks to the confidence of the national and international markets in the company’s credit strength and in our business strategy.

Finally, based on the powers delegated by Telecom Argentina’s General Extraordinary Shareholders’ Meeting held on April 27, 2022, on June 2, 2022 the Board resolved to distribute non-cash assets dividends of Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2030 (the “2030 Global Bonds”) for a nominal value of US$411.1 million and Global Bonds of the Argentine Republic amortizable in US dollars maturing on July 9, 2035 (the “2035 Global Bonds”) for a nominal value of US$103.9 million. The valuation of non- cash dividends was established at $ 31,634 million Argentine peso.

IX

We expect to continue our transformation process, consolidating our operating model and reaching new transformation milestones towards the full digitalization of our operations to become more efficient, agile and digital, to continue boosting the growth of digital economy and generating value for our customers.

Carlos Moltini

Chairman of the Board of Directors

X

 CORPORATE INFORMATION

●	INDEPENDENT AUDITORS Price Waterhouse & Co S.R.L. (member of PricewaterhouseCoopers)

BYMA

	Market quotation ($/share)		Volume of shares
Quarter	High	Low	traded (in millions)
2Q21	215.95	139.55	9.9
3Q21	196.45	173.75	9.0
4Q21	236.25	190.50	5.0
1Q22	235.05	192.50	3.6
2Q22	246.90	202.60	4.2

NYSE*

	Market quotation (US$/ADS)		Volume of ADSs
Quarter	High	Low	traded (in millions)
2Q21	6.52	4.40	36.4
3Q21	5.80	4.91	13.6
4Q21	5.60	4.85	8.1
1Q22	6.01	4.82	7.3
2Q22	6.58	4.51	6.9

* Calculated at 1 ADS = 5 shares

●	INVESTOR RELATIONS for information about Telecom Argentina S.A., please contact:

In Argentina
Telecom Argentina S.A.
Investor Relations Division
General Hornos 690
(1272) Autonomous City of Buenos Aires
Argentina
https://inversores.telecom.com.ar/ar/es/contacto.html

Outside Argentina
JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11.
New York, NY10179 Attn: Depositary Receipts Group Tel: +1 212 622 5935

●	INTERNET http://institucional.telecom.com.ar/inversores/

●	DEPOSIT AND TRANSFER AGENT FOR ADSs

JPMorgan Chase Bank N.A.
383 Madison Avenue, Floor 11
New York, NY10179
Attn: Depositary Receipts Group adr@jpmorgan.com – www.adr.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 11, 2022	By:	/s/ Luis F. Rial Ubago
			Name:	Luis F. Rial Ubago
			Title:	Responsible for Market Relations